DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 4800

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

15, AVENUE MATIGNON
75008 PARIS

1 FREDERICK'S PLACE
LONDON EC2R 8AB

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107

MESSETURM
60308 FRANKFURT AM MAIN

3A CHATER ROAD
HONG KONG

ULRIKA EKMAN
212 450 4919
ekman@dpw.com

212-450-4919

March 12, 2002

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed please find copies of various presentation materials recently used by Roche Holding Ltd (File No. 82-3315) at analyst and investor conferences and now posted on Roche's website, "roche.com." A list of the presentations is attached for your reference. These presentations are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call me if you have any questions.

Very truly yours,

Ulrika Ekman

Enclosures

3/19

2/28/02	Annual Results Presentation in New York
2/27/02	Annual Media Conference: text of speeches by Franz B. Humer and Erich Hunziker
2/27/02	Annual Media Conference: Presentation Slides (Humer Speech)
2/27/02	Annual Media Conference: Presentation Slides (Hunziker Speech)
2/27/02	Annual Media Conference: Pharmaceuticals Presentation
2/27/02	Annual Media Conference: Diagnostics Presentation
2/27/02	Annual Media Conference: Vitamins and Fine Chemicals Presentation

Roche Holding Ltd

28 February 2002 - Annual Results Presentation in New York

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315


Roche

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

Roche

Highlights of 2001

Franz B Humer

Chairman and Chief Executive Officer

Roche

2001

Strong operating result ....

	sales growth	operating profit growth	operating profit margin	EBITDA margin
Group	8 %	11 %	16.4 %	26.7 %
Pharmaceuticals	8 %	13 %	19.6 %	29.9 %
Diagnostics	14 %	21 %	14.4 %	26.6 %
Vitamins and Fine Chemicals	3 %*	-30 %	9.8 %	16.3 %

Notes - *all figures on an adjusted basis*
- *sales growth in local currencies, profit growth in Swiss francs*

* excluding MFA from 2000


Roche

2001
Strong operating result ....

- Pharmaceuticals
  - 'reshaping': savings exceed cash costs in first year
  - world leader in oncology
  - 46 NME's in pipeline
  - Chugai transaction
- Diagnostics
  - market share and leadership extended
  - future strengthened through several alliances and acquisitions
- Vitamins and Fine Chemicals
  - additional provision for past price-cartel liabilities
  - strategic alternatives under review


Roche

2001

.... offset by lower financial income and higher taxes

- Lower financial income due to weak stock markets
- Higher taxes from LabCorp share sale gain and increased contribution from operating businesses
- +5 % growth of income before tax, -4 % decline after tax
- dividend increase for 15th successive year

Notes - all figures on an adjusted basis
- sales growth in local currencies, profit growth in Swiss francs

Outlook 2002

Roche

Vitamins



- Double digit growth expected in profitable segments: feed enzymes, pet food, value-added formulations
- Growth of core products still affected by unfavourable macroeconomics
- Rigorous focus on costs to improve profit margins
- Benefits of new low cost production plants expected to come through
- Single digit sales growth and stabilise margins

Improved transparency, strengthened governance


Roche

- Clear and consistent principles for adjusted results
- Breakdown of results of Pharmaceuticals Division into Roche Prescription, Genentech Prescription and OTC
- Financial income more transparent
- Four Main Board sub-committees of non-executive directors to ensure good corporate governance
- Main Board and Executive Committee remuneration disclosed
- Auditors' fees disclosed
- Compliance Officer and Financial Risk Manager installed

Roche

Group Financial Results

Erich Hunziker

Chief Financial Officer

Roche

- ***Introduction***
- The result as reported in the financial statements
- The "adjusted" result
  - operating performance
  - non operating performance
- Balance sheet + liquidity
- Special topics
- Summary


Roche

Your expectations . . .

What does the financial community want from Roche (results of 2001 perception studies)?

Top priority issues mentioned in all surveys

- Increased overall transparency
- Increased transparency of non-operating performance

. . . our answer: Annual Report 2001

Increased transparency


Roche

- **Roche principles for adjusted results** (Financial Review)
- **Breakdown of Pharma results into Roche Prescription, Genentech Prescription, Total Prescription and OTC** (Financial Review and Note 4)
- **Composition of net financial income** (Note 10)
- **Derivative financial instruments** (Note 27)
- **Roche has no off-balance sheet items!**

Roche

- Introduction
- ***The result as reported in the financial statements***
- The "adjusted" result
  - operating performance
  - non operating performance
- Balance sheet + liquidity
- Special items
- Summary


Roche

Group profits 1999 to 2001 (as reported)

Significant volatility

CHF m


net income
operating
profit
5,764
6,421
8,647
7,131
3,697
-57 %
3,247
-54 %
1999
2000
2001

Group operating profit (as reported)

Pharma restructuring and vitamin case


Roche

CHF m	2001	2000	change CHF m	change %
Sales	29,163	28,672	+491	2
cost of sales	-8,339	-9,163	+824	-9
M & D	-8,452	-8,746	+294	-3
R & D	-3,893	-3,950	+57	-1
administration	-1,219	-1,242	+23	-2
amortization	-1,553	-1,474	-79	5
impairment	-18	-1,147	+1,129	-98
Pharma restructuring				
- impairment of IT assets	-187	-	-187	-
- other restructuring costs	-590	-	-590	-
other operating expense, net	-905	232	-1,137	-
gain on sale of GNE shares	-	3,949	-3,949	-100
vitamin case	-760	-	-760	-
operating profit	3,247	7,131	-3,884	-54


Roche

Net income (as reported)

Lower financial income

CHF m

	2001	2000	change CHF m	change %
operating profit	3,247	7,131	-3,884	-54
financial income, net	1,515	2,337	-822	-35
income taxes	-1,038	-2,272	+1,234	-54
tax rate in %	*22*	*24*		
changes in acc. policies	-	1,395	-1,395	-100
minority interests	-34	33	-67	-
associated companies	7	23	-16	-70
net income	3,697	8,647	-4,950	-57
% of sales	*13*	*30*		

Roche

- Introduction
- The result as reported in the financial statements
- ***The "adjusted" result***
  - ***operating performance***
  - non operating performance
- Balance sheet + liquidity
- Special topics
- Summary


Roche

The principles of the "adjusted" result

Visibility of the underlying ongoing operation

Adjusted results
- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

Adjusted results
- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Gains or losses arising from disposal of fully consolidated subsidiaries or associated companies
- Transition effects of changes in accounting policies

The adjusted result in 2001 and 2000

Pharma restructuring and vitamin case


Roche

CHF m	2000	2001
net income as reported in financial statements	***8,647***	***3,697***
• discontinuing operations: ***Fragrances & Flavours***	-108	-
• major restructuring: ***Pharma 'Re-Shaping for Future Growth'***	-	777
• exceptional legal cases: the ***vitamin case***	-	760
• gains/losses fully consolidated subsidiaries/associates		
- ***Genentech reduction of ownership***	-3,949	-
- ***LabCorp reduction of ownership***	-660	-
- ***impact of fair value adjustment to Genentech inventories***	158	-
• transition effects of changes in accounting policies	-234	-
• income tax and minority interest effects	1,160	-435
net income on an adjusted basis	***5,014***	***4,799***

Sales in 2001 (adjusted)


Roche


CHF m
6 % CHF
6 %
27,543
29,163
2000
2001
Group
6 %
17,686
18,723
Pharma
10 %
6,252
6,900
Diagnostics
-2 %
1 %
3,605
3,540
Vitamins


Roche

Group operating profit 2001 (adjusted)

Positive impact of Pharma restructuring



CHF m	2001 CHF m	2001 % sales	2001 vs. 2000	
sales	29,163	100	+1,620	6 %
cost of sales	-8,339	-29	+106	-1 %
M & D	-8,452	-29	+55	-1 %
R & D	-3,893	-13	+26	-1 %
administration	-1,219	-4	-18	1 %
amortization	-1,553	-6	-114	8 %
impairment	-18	-	-32	n.c.
other op. exp., net	-905	-3	-1,160	n.c.
operating profit	4,784	16	+483	11 %

Profits in 2001 (adjusted)

Strong growth in Pharma and Diagnostics



Roche
CHF m
EBITDA
operating
profit
10 %
7,068
7,788
4,301
4,784
11 %
2000
2001
Group
13 %
4,970
5,603
3,249
3,674
13 %
Pharma
12 %
1,639
1,833
822
993
21 %
Diagnostics
-20 %
719
577
494
-30 %
Vitamins


Roche



EBITDA as % of sales (adjusted)

Trend in the right direction

Group
2001 26.7
2000 25.7
MFA & Coreg

Pharma
29.9
Coreg 28.1

Diagnostics
26.6
26.2

Vitamins
16.3
19.9
MFA


Roche

Amortisation

A high charge from acquisition history & IAS policy

Aventis
Abbott
Novartis
Merck KG*
Pharmacia
BASF*
AstraZeneca
BMS
AHP
Bayer*
Schering AG*
J&J
Merck & Co.*
Schering-Plough
Sanofi-Synthelabo*
Pfizer
Eli Lilly
GlaxoSmithKline*

0 % 1 % 2 % 3 % 4 % 5 %

% of sales

* 2000, all others 2001


Roche



Operating profit as % of sales (adjusted)

Improving margins of the core businesses

Group
2001
16.4
2000
15.6
MFA & Coreg
Pharma
19.6
Coreg
18.4
Diagnostics
14.4
13.1
Vitamins
9.8
13.7
MFA

Roche

- Introduction
- The result as reported in the financial statements
- ***The "adjusted" result***
  - operating performance
  - ***non operating performance***
- Balance sheet + liquidity
- Special topics
- Summary


Roche

Net income (adjusted)

Lower despite higher profit before taxes

CHF m

	2001	2000	change	%
operating profit	4,784	4,301	483	11
financial income, net	1,515	1,723	-208	-12
profit before taxes	6,299	6,024	+275	5
income taxes	-1,473	-1,026	-447	44
tax rate in %	*23*	*17*		
minority interests	-34	-7	-27	386
associated companies	7	23	-16	-70
net income	4,799	5,014	-215	-4
% of sales	*16*	*18*		


Roche

Financial income, net (adjusted)

Lower following declines in world stock markets

CHF m

	2001	2000	change CHF m	change %
net equity and interest income	*1,689*	*2,339*	*-650*	*-28*
LabCorp	*1,160*	*296*	*864*	*292*
total equity and interest income	2,849	2,635	214	8
net interest expense	-1,449	-1,452	3	0
net foreign exchange gains	4	342	-338	-99
other	111	198	-87	-44
net financial income	**1,515**	**1,723**	**-208**	**-12**

Financial income, net (as reported)

Expanded disclosure


Roche

CHF m	**2001**	2000
gains on sale of marketable securities	**979**	2,145
(losses) on sale of marketable securities	**-271**	-442
gains on sales of LabCorp shares	**1,160**	956
dividend income	**161**	201
gains (losses) on equity derivatives, net	**274**	-
write-downs and impairments of equity investments	**-10**	-65
net income from equity investments	**2,293**	**2,795**
interest income	**646**	537
gains (losses) on interest rate derivatives, net	**-57**	-
write-downs and impairments of long-term loans	**-33**	-33
total interest income	**556**	**504**
interest expense	**-851**	-907
amortisation of discount on debt instruments	**-501**	-503
time cost of provisions	**-97**	-77
total interest expense	**-1,449**	**-1,487**
foreign exchange gains (losses), net	**261**	325
gains (losses) on foreign currency derivatives, net	**-257**	-
net foreign exchange gains (losses)	**4**	**325**
other financial income (expense), net	**111**	**200**
total financial income (expense), net	**1,515**	**2,337**

Roche

- Introduction
- The result as reported in the financial statements
- The "adjusted" result
  - operating performance
  - non operating performance
- ***Balance sheet + liquidity***
- Special topics
- Summary


Roche

Balance sheet

Solid financing for future opportunities

CHF billion
69.5
75.3
liquid funds
20.6
30 %
24.5
33 %
other current assets
14.1
20 %
14.3
19 %
long-term assets
34.8
50 %
36.4
48 %
31.12.00
31.12.01
assets
69.5
75.3
current liabilities
13.9
20 %
15.6
21 %
long-term liabilities
23.6
34 %
25.8
34 %
equity & minorities
32.0
46 %
33.9
45 %
31.12.00
31.12.01
equity, minorities & liabilities


Roche

Equity movement

Major impact of changes in fair value

CHF m
27,608
382
acctg policies, net
-981
dividends
3,697
net income
706
movements own equity instruments
-2,079
changes fair value
-360
currency translation losses and other
28,973
equity
+ 5 %
31 Dec 00
31 Dec 01

Cash flow

Free cash flow of CHF 4.5 billion


Roche
CHF billion
20.9
interest & other 1.3
LabCorp 1.4
EBITDA[5] 7.8
interest 0.9
taxes 1.2
restruct & other 1.7
PPE/IA 2.1
free cash flow 4.5
LT debt 2.1
ST debt & other 1.1
NES[3] 0.7
LT debt & other 3.1
dividend 1.0
fair value movements on m.s.[4] 0.8
24.5
cash and marketable securities[1] 1.1.2001
cash flows from operating and finance activities and divestments
cash flows from acquisitions and financing
non-cash items
cash and marketable securities[1] 31.12.2001

[1] at market values in accordance with new accounting standard
[2] property, plant and equipment; intangible assets
[3] non-voting equity securities ('Genussscheine')
[4] marketable securities & other
[5] adjusted

Net liquidity

In proportion to our entrepreneurial risks


Roche

CHF m	31 December 2001	1 January 2001
cash and marketable securities	24,548	20,929
other investments	2,366	2,394
derivative financial instruments, net	8	271
own equity instruments	2,128	4,370
financial assets	**29,050**	**27,964**
long-term debt	-16,395	-16,566
short-term debt	-7,335	-6,165
total debt	**-23,730**	**-22,731**
net liquidity	**5,320**	**5,233**

Roche

- Introduction
- The result as reported in the financial statements
- The "adjusted" result
  - operating performance
  - non operating performance
- Balance sheet + liquidity
- ***Special topics***
- Summary

Genentech 2001

From Genentech US GAAP to Roche IAS



Roche

Genentech US GAAP (USD m)
Roche Group Genentech segment, IAS
revenues
2,202
net income
404
pro-forma
2,212
150
actual
product sales
1,775
operating profit
157
150
actual
1,775
42
USD m
2,995
71
CHF m
ongoing impact of 1999 redemption and cumulative effect of acctg changes
reclassification of US GAAP results to IAS presentation
US GAAP/IAS differences
• amortization of capitalized in-process R&D
• miscellaneous others


Roche

Financial impact* of the Chugai transaction on Roche Group

- Incremental sales of JPY 180 billion (CHF 3 billion) to Roche's Group and Pharmaceuticals sales
- EBITDA expected to increase by CHF 500-600 m in first year after completion (2003); margins will be slightly lower (around 0.5 %)
- Minimally (less than 0.5 %) dilutive in first full year following completion on an EPS basis; accretive on a cash EPS basis
- Anticipated revenue synergies and cost savings will make the transaction accretive in second full year and beyond

* based on 2000 figures and exchange rates; CHF/100 JPY 1.57; excluding non-recurring items

Summary

Roche

- Improving transparency
- Decreased net income caused by special items
- Improved underlying operating performance of the Group and the core businesses, Pharma and Diagnostics
- Lower net financial income 2001 and difficult outlook for 2002
- Strong balance sheet and cash flow


Roche

Vitamins & Fine Chemicals Division

Markus Altwegg
Head of Vitamins & Fine Chemicals

Sales 2001 vs 2000 (adjusted)
Growth in line with market



CHF m
4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
3'605
110
1'791
763
941
- 2 %
+ 1 %
0 %
- 6 %
+ 9 %
3'540
1'795
720
1'025
2000
2001

Excl. MFA
+ 3 % local currency growth
+ 1 % CHF growth

MFA sold in May 2000
Vitamins
Carotenoids
Fine chemicals

Roche

Pharmaceuticals



Roche
Vitamins
Sales* 2001 by quarters
Economic downturn affected sales in Q4
Total sales (million CHF)
+4 %
+4 %
+4 %
-1 %
(local)
+4 %
+5 %
+3 %
-6 %
(CHF)
1000
800
600
400
200
0
888
931
882
839
Q1
Q2
Q3
Q4
2000
2001
* excluding MFA sales in 2000



Quantity & price in 2001*
Fine Chemicals are key growth drivers
Roche
Vitamins
Deviation from 2000 (%)
15
10
5
0
-5
-10
1
0
-1
-3
-3
-6
14
9
-5
3
1
-2
vitamins
carotenoids
fine chemicals
total
quantity
price (CHF)
value (CHF)
* excluding MFA sales in 2000

Sales* by region in 2001

Strong comeback of North America



Roche
Vitamins
% change from 2000
11
3
-3
-1
-13
Europe
North America
Latin America
Asia Pacific
China
sales: CHF 3,540 m
North America 28 %
Latin America 15 %
Asia Pacific 15 %
China 4 %
Europe 38 %

* excluding MFA sales in 2000

EBITDA and operating profit in 2001 (adjusted)

Macroeconomics & price pressure reduce profit


CHF m
CHF m
EBITDA
719
577
-20 %
depreciation &
amortisation
225
231
+3 %
operating
profit
494
346
-30 %
2000
2001

- Gain from sale of MFA included in 2000
- Lower prices for key products in 2001
- Higher energy & raw material prices in 2001
- Currency crisis in Argentina & Turkey

EBITDA
as % of sales
19.9 %
16.3 %
operating profit
as % of sales
13.7 %
9.8 %
2000
2001

The Vitamins Division and Roche


Roche

Vitamins

Radically changed business environment requires total focus on industry success factors

- **Cost leadership** in manufacturing through leading technologies: > 70 % of total costs are production costs
- **Dedicated plants** needed to achieve highest productivity and economies of scale
- Grow key products in mature markets through **continuous innovation** (new applications and formulations)
- **Price** is a key competitive tool
- Global organisation with **lean structures**

We are evaluating strategic alternatives

"The Way Forward"
Drive for strategy implementation

Roche

Vitamins

goals

strengthen our leadership position

strategy for growth

strategy for growth and profitability

remain industry benchmark and increase margins

strategy for profitability

goals


Growth

Roche

Vitamins

Expand the core and create a new generation of active ingredients

Building on the success of 2001


sales of new products: 3.4 % of total
sales in 2001
sales (million CHF)
140
120
100
80
60
40
20
0
54
122
+125 %
2000
2001


Nutraceuticals
lutein
lycopene
natural vitamin E
zeaxanthin
Eubiotics &
feed enzymes
Hy-D
Phytase
Cosmeceuticals
PARSOL® SLX
STAY-C® 50


Profitability

Meet profitability goals

Strong focus on production costs

Roche

Vitamins



- Drive 50/10 initiative: achieve 50 % cost reduction for key products over 10 years by developing and implementing breakthrough manufacturing processes
- Continue major investments to maintain lowest cost producer position in the industry eg new vitamin E and vitamin C plants
- Take full advantage of our new cost efficient plants for vitamin B2, B6, biotin, citric acid

- Contain operating costs at 2001 level
- Product range streamlining
- Cap investment projects 2002 at CHF 300 m
- Efficiency gains in production, energy & site infrastructure

Continued slow erosion of major vitamin prices*

Roche


200
175
150
125
100
75
50
25
0
1998
1999
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
biotin
vitamin C
vitamin A
vitamin B2
vitamin E

* at constant USD/Euro


Price* pressure for carotenoids and citric acid
Roche
Vitamins
110
100
90
80
70
1998
1999
Q1 00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
astaxanthin
canthaxanthin
beta-carotene
citric acid
* at constant USD/Euro


Growth

Animal nutrition: feed enzymes

Global strategic alliance with Novozymes A/S in 2001

Roche

Vitamins

The Alliance is providing a full complement of feed enzymes under the family name of RONOZYME®


RONOZYME® P



Thermo-tolerant phytase for swine & poultry

- Improves digestibility of phosphorus
- Reduces the need for inorganic phosphate feed supplements
- Leads to a reduction in the excretion of phosphorus into the environment



Chemical structure of phytic acid

Phytic acid within the chemical structure of phytase


novozymes


Growth

Market expansion for existing products

High value-added formulations

Food

dry vitamin E 15 % crystal clear

innovative form for beverages



dry vitamin E 50 %
CWS/F



dry vitamin E 15 %
CC (crystal clear)

Cosmetics

stay C 50

stable form of vitamin C as potent antioxidant for personal care products




Roche

Diagnostics Division

Heino von Prondzynski
Head of Diagnostics

performance


Roche

Diagnostics


Roche

Diagnostics

In-vitro diagnostics market in 2001

$22 billion in 2001E, 7 % growth

market share* 2001 vs 1999

sales growth* 2001
(in local currencies)

18 %
14 %
Abbott
13 %
4 %
J & J
10 %
10 %
Bayer
8 %
4 %
Beckman
Coulter
7 %
6 %
Dade Behring
5 %
7 %
0 %
5 %
10 %
15 %
20%
0 %
5 %
10 %

* Basis: Q4 2001Est. and actual 1999 / excludes Applied Sciences
Source: Annual Reports, Boston Biomedical Consultants, Roche Analysis

Diagnostics sales by business area in 2001

Double digit growth in high margin areas

Roche

Diagnostics

CHF m

10 % CHF

Lab Network

8 %

	Diagnostics Division	Centralized Diagnostics	Molecular Diagnostics	Near Patient Testing	Diabetes Care	Applied Science
2000	6,252	2,437	750	528	2,026	511
2001	6,900	2,528	877	591	2,333	571
Growth	10 %	4 %	17 %	12 %	15 %	12 %

Diagnostics sales in 2001

Sales by region

Roche

Diagnostics

CHF 6,900 m



Europe*	41 %
Japan	5 %
Asia Pacific	5 %
Latin America	4 %
Iberia	4 %
Others	4 %
North America	37 %

sales growth
(in local currencies)

Europe*	North America	Iberia	Latin America	Asia Pacific	Japan
15 %	11 %	11 %	13 %	24 %	29 %

* Europe, Middle East and Africa (excl. Iberia)

Diagnostics profits in 2001 (adjusted)

Continued profitability improvement



Roche
Diagnostics
CHF m
+10 % CHF
5,282
6,252
6,900
1999
2000
2001
sales
+12 %
1,380
1,639
1,833
26.1
26.2
26.6
EBITDA
as % of sales
+21 %
633
822
993
12.0
13.1
14.4
operating profit

Igen litigation
Update


Roche

Diagnostics

- ECL-based sales represent < 8 % of Diagnostics sales


Centralized Diagnostics
-- other
Centralized Diagnostics
-- ECL-based

- *January 2002*: jury finds Roche guilty of breaches of contract and unfair competition, and awards Igen
  - $105.4 million compensatory damages, and
  - $400.0 million punitive damages
  - right to terminate the license

- Roche will file appeal: - appeal case not expected before H2 2003
  - current agreement in place at least until appeal case

- *February 2002*: judge rules that Igen cannot license Roche ECL improvements to other companies for use in fields originally licensed to Roche


Roche

Diagnostics

New products planned for 2001

7 new instrument platforms launched

Hitachi® MODULAR E 170	Centralized Diagnostics
Cobas® Ampliprep®	Molecular Diagnostics
Accu-Chek Inform®	Diabetes Care
Accu-Chek Compact®	Diabetes Care
Accu-Chek Active®	Diabetes Care
RTS ProteoMaster® system	Applied Science
OMNI® C	Near Patient Testing
OMNI® S	Near Patient Testing

Roche

Diagnostics

innovation 2002

New products planned for 2002
Platforms and major products


Roche

Diagnostics

TaqMan®	Molecular Diagnostics
Mini TaqMan®	Molecular Diagnostics
OMNI® S	Near Patient Testing
NT-proBNP	Centralized Diagnostics


COBAS

The future of blood glucose monitoring

Ease of use has highest priority

Roche

Diagnostics

- New level of simplicity with Accu-Chek Compact:

- Convenient for people on the move
- Excellent precision: lab standard
- Market introduction in 2001: very high market acceptance
- Expected to sell > CHF 1 billion in 2005: only 30 % of expected total Accu-Chek



Total Accu-Chek Compact Sales
MioCHF
1600
1400
1200
1000
800
600
400
200
0
2001
2002
2005



17-Glu

The future of blood glucose monitoring

Fully integrated sampling and measurement


Roche

Diagnostics

- Roche´s detection, sampling and integration technology is perfectly complemented by recent acquisition of Amira´s technology
- Breadth/depth of know-how and intellectual property rights enables and safeguards a highly competitive product portfolio


single strips
strip integration *without* AST
strip integration *with* AST
full integration
1980 - 2000
2001
2004
2006

AST = alternate site testing

The future of blood glucose monitoring

Expected segment development


Roche


Diagnostics


100 %
75 %
50%
25 %
0 %
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
traditional
alternate
site testing
integrated
spot monitoring

expected segment share

17 %



29 %



54 %

Source: Roche analysis; Publications;

integrated systems are expected to grow rapidly and could capture > 50 % of the spot monitoring market by 2010

Avoiding adverse drug reactions



Roche
Diagnostics





RUG

Avoiding adverse drug reactions


Roche

Diagnostics

DRUG


Roche

Diagnostics

Searching for new diagnostic markers

Realising the promise of genetics/genomics

- Complex diseases
  - predisposition
  - stratification

- Pharmacogenetics
  - improved response
  - avoiding adverse drug reactions

- Launch first product: P450 array in H1 2003 (Affymetrix collaboration)


CYP450

P450 array

strategic direction

Roche

Diagnostics

Re-engineering cancer patient management through predictive diagnostics



Diagnostics

"trial and error"

"one schedule fits all patients"



A + B + C

"state of the art" therapy regime: same for all

tailored therapy selection based on individual molecular response profiles



individual schedules

predictive testing

bioinformatics and IT

support of patient management with actionable information

- **response rate → 100 %**
- **increased survival rates**
- **improved quality of life**
- **cost savings (reduced morbidity and mortality)**

Changing the cancer diagnostics paradigm

Roche

Diagnostics

From today...

genetic predisposition

early cancer detection

patient selection

cancer monitoring

diagnostic gaps in all cancer indications



... to tomorrow's new markets


genetic and acquired predisposition
early cancer detection

diagnosis **patient selection** **therapy monitoring**

molecular tumor portraits
actionable health information

prevention → **early intervention**

tailored treatment and monitoring concepts


Roche


Diagnostics

Roche Diagnostics in 2001

Summary

- Continued double-digit sales and profit growth
- IVD market leadership increased in all segments
- Introduced 6 new instrument platforms: global rollout will drive sales momentum
- Strategic direction pursued through new alliances/acquisitions eg deCode, Innogenetics, Amira
- Outlook for 2002
  - continued double-digit sales growth
  - strong sales growth in high margin Business Areas to drive continued operating margin improvement


Roche

Pharmaceuticals Division

part one

William M Burns
Head of Pharmaceuticals

Agenda



Pharmaceuticals

- 2001 results
- Reshaping for Future Growth
- Roche Pharmaceuticals in North America
- Pipeline overview
- Growth drivers
  - oncology
  - late-stage pipeline
- Outlook

Pharmaceuticals sales in 2001

Stronger performance continues

Roche Prescription	14,196	2 %	5 %
Genentech Prescription	2,866	38 %	38 %
Total Prescription	17,062	7 %	9 %
OTC	1,661	-2 %	1 %
total	**18,723**	**6 %**	**8 %**


Genentech Prescription 15 %
OTC 9 %
Roche Prescription 76 %

Total prescription* sales in 2001

Five products with annual sales around CHF 1 billion

Roche

Pharmaceuticals

Rocephin	1,698	0 %	1 %
MabThera/Rituxan*	1,695	88 %	90 %
Roaccutane	1,166	-9 %	-8 %
CellCept	1,056	34 %	36 %
Xenical	963	1 %	4 %
Herceptin*	806	50 %	52 %
NeoRecormon	746	15 %	19 %
Viracept	452	-9 %	-8 %
Kytril	437	-	-
Nutropin/Protropin*	435	11 %	11 %
Activase/TNKase*	371	-5 %	-5 %
Pulmozyme*	319	6 %	7 %
Neupogen	316	4 %	6 %
Furtulon	303	-11 %	0 %
Cymevene/Valcyte	292	28 %	28 %
Dilatrend	289	18 %	23 %
Lexotan	274	-6 %	-3 %
Xeloda	260	72 %	74 %
Madopar	246	0 %	4 %
Rocaltrol	242	-13 %	-8 %

* Roche and Genentech combined


Roche
Pharmaceuticals
Total prescription* sales by region
Double digit growth in North America and Japan
Latin America -2 %
Western Europe + 6 %
Japan + 17 %
others + 16 %
North America 12 %
10 %
6 %
8 %
34 %
42 %
Pharma market growth in 2001
US +19 %
EU +3 %
Japan -7 %
Global +10 %
* Roche and Genentech combined
all growth rates in local currencies

US and non-US total prescription* sales in 2001


Roche

US growth drivers: Rocephin, CellCept and oncology

Pharmaceuticals

Rocephin	953	7 %	745	-5 %
MabThera/Rituxan*	1,365	87 %	330	103 %
Roaccutane	794	-12 %	372	2 %
CellCept	592	36 %	464	36 %
Xenical	267	-3 %	695	7 %
Herceptin*	543	26 %	263	155 %
NeoRecormon	0	0 %	746	19 %
Viracept	0	0 %	452	-8 %
Kytril	210	-	227	-
Nutropin/Protropin*	424	11 %	11	21 %
Activase/TNKase*	331	-5 %	39	-1 %
Pulmozyme*	190	4 %	129	11 %
Neupogen	0	0 %	316	6 %
Furtulon	0	0 %	303	0 %
Cymevene/Valcyte	201	46 %	91	2 %
Dilatrend	0	0 %	289	23 %
Lexotan	0	0 %	274	-3 %
Xeloda	154	44 %	105	147 %
Madopar	0	0 %	246	4 %
Rocaltrol	54	-27 %	189	-1 %

* Roche and Genentech combined

Roche

Pharmaceuticals

Total prescription* sales in 2001

Winners more than compensate for losers

CHF m at constant fx

local currencies growth	Product	CHF m	CHF m	Product	local currencies growth
-64 %	Dormicum	-259	810	Mabth/Ritux	+90 %
-102 %	Draganon	-141	452	Kytril	-
-8 %	Roaccutane	-103	282	CellCept	+36 %
-21 %	Forto-/Invirase	-60	279	Herceptin	+52 %
-38 %	Anaprox	-50	121	NeoRecormon	+19 %
-8 %	Viracept	-38	112	Xeloda	+74 %
-19 %	Aulin	-34	65	Cymev/Valcyte	+28 %
-31 %	Tilcotil	-31	56	Dilatrend	+23 %
-9 %	Roferon-A	-24	43	Nutro-/Protrop	+11 %
-79 %	Ticlid	-23	40	Tamiflu	+58 %

* Roche and Genentech combined


Pharma reshaping for future growth
Pay-back accelerated to one year
Roche
Pharmaceuticals
CHF m
one-time
restructuring costs
(total ~CHF 1 billion)
fixed asset
impairments
(non-cash)
employee
costs
(cash)
to follow
187
590
CHF 777 m
in 2001
annual cost savings
versus 2000
(~CHF 700 m p.a. from 2002)
~600
~700
~700
2001
2002
2003
(and going forward)

Pharmaceuticals Division profitability (adjusted)

Operating profit margin already approaching target

Roche
Pharmaceuticals
CHF m
6 % CHF
17,686
18,723
Total Prescription
2000
OTC
Total Prescription
2001
OTC
sales
13 %
4,970
5,603
2000
28.1
2001
29.9
EBITDA
as % of sales
13 %
3,249
3,674
2000
18.4
2001
19.6
operating profit



Total prescription profits (adjusted)
Early gains from reshaping Roche prescription
Genentech makes positive contribution for the first time
Roche
Pharmaceuticals
CHF m
13 % CHF
9 %
EBITDA
operating
profit
4,638
5,256
2,989
3,389
13 %
2000
2001
3,941
4,290
3,185
3,318
4 %
39 %
697
966
-196
71
Total Prescription
Roche Prescription
Genentech Prescription

Total prescription operating profit margins* (adjusted)

Roche

Pharmaceuticals

Improvement more than compensates for Coreg gain in 2000

Total Prescription

2001 19.9

2000 Coreg 18.7

Roche Prescription

23.4

Coreg 22.9

Genentech Prescription

2.5

-9.4

*operating profit as percentage of sales


Total prescription EBITDA margins* (adjusted)
Improvement more than compensates for Coreg gain in 2000
Roche
Pharmaceuticals
Total Prescription
2001
30.8
2000
Coreg
29.0
Roche Prescription
30.2
Coreg
28.3
Genentech Prescription
33.7
33.5
*EBITDA as percentage of sales


Roche

Pharmaceuticals

Roche Pharmaceuticals in North America

Driving Performance Now
Building Capabilities for the Future

George Abercrombie
President & CEO

2001 Review

A year of transition

- New management team
- Restructured organization
- Aligned expenses with revenues


Roche

Pharmaceuticals

2001 Achievements


Roche

Pharmaceuticals

- Improved profitability
- Strengthened long-term capabilities
- Successfully completed rigorous FDA inspection
- Aggressively pursued deals

Our sales leaders are market leaders


Roche

Pharmaceuticals

1	Accutane	acne
1	Cytovene/Valcyte	CMV retinitis
1	Demadex	loop diuretics
1	Rocephin	injectable antibiotics
1	Tamiflu	flu antivirals
1	Xenical	weight loss (Rx)
1 & 3	Xeloda	metastatic breast (3rd line) & metastatic colorectal cancers
1	CellCept	transplant
2	Soriatane	psoriasis
2 & 3	Kytril	anti-emetic
3	Fortovase/Invirase	HIV / AIDS


Rocephin® IM
ceftriaxone sodium

Leader in a highly competitive market


Roche
Pharmaceuticals

- Number 1 with 35 % of injectable antibiotic market
- Continued growth in demand
- Bacterial resistance minimal
- NCCLS* guidelines
- Maintaining marketing support

* National Committee for Clinical Laboratory Standards


Accutane performance
Weekly prescriptions vs. 12 months prior
Roche
Pharmaceuticals
1999/2000
2000/2001
prescriptions
50000
45000
40000
35000
30000
25000
20000
prescriptions fall below
previous year's
-19 %
-25 %
-23 %
-15 %
01. Sep
01. Okt
01. Nov
01. Dez
01. Jan
01. Feb
01. Mrz
01. Apr
01. Mai
01. Jun
01. Jul
01. Aug
01. Sep
01. Okt
01. Nov
01. Dez
01. Jan
Source: Marketing & Customer Research, IMS NPA


CellCept®
(mycophenolate mofetil)

Now the cornerstone of immunosuppressive therapy


Roche

Pharmaceuticals

- Number 1 product in transplantation
- Unique efficacy and safety profile
- Strategy for growth
  - liver transplants
  - displace older drugs
  - pursue new uses
- Substantial marketing and medical marketing support


CellCept prescription growth since launch
Roche
Pharmaceuticals
prescriptions
600000
500000
400000
300000
200000
100000
0
+++
+81 %
+70 %
+44 %
+22 %
+24 %
1995
1996
1997
1998
1999
2000
2001


XENICAL®
orlistat

Leader in US prescription weight loss market


Roche

Pharmaceuticals

- Number 1 prescription medicine for weight loss
- Improved patient support → XENI*Care*
- Strategy for growth
  - increase patient time on product
  - 3 FOR 3 program
  - physician and patient segmentation

XENI*Care* delivers persistence

Based on last patient contact



Roche
Pharmaceuticals
% patients
100
90
80
70
60
50
99.8 %
86.2 %
90.0 %
91.0 %
87.2 %
start
> 2 wks
> 4 wks
> 8 wks
> 12 wks


XENICare weekly enrollments
Improving trend from September 2001
Roche
Pharmaceuticals
total
baseline trend
"3 for 3" launch
2002
weekly enrollments
4000
3500
3000
2500
2000
1500
1000
500
0
15.06.01
22.06.01
29.06.01
06.07.01
13.07.01
20.07.01
27.07.01
03.08.01
10.08.01
17.08.01
24.08.01
31.08.01
07.09.01
14.09.01
21.09.01
28.09.01
05.10.01
12.10.01
19.10.01
26.10.01
02.11.01
09.11.01
16.11.01
23.11.01
30.11.01
07.12.01
14.12.01
21.12.01
28.12.01
04.01.02
11.01.02
18.01.02


tablets
Xeloda
capecitabine

Key brand in growing oncology franchise

Roche

Pharmaceuticals

- Strong sales and prescription growth
- Good market positions in breast and colorectal cancer
- Xeloda and Taxotere is first combination to show survival benefit against current standard treatment
- Clinical investigation widespread across US

Xeloda performance since launch



Roche
Pharmaceuticals
1998
1999
2000
2001
weekly prescriptions
4000
3500
3000
2500
2000
1500
1000
500
0
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
weeks

Tamiflu: market leader

Flu season 2000-2001

Roche

Pharmaceuticals

Tamiflu
oseltamivir phosphate

SYMMETREL

FLUMADINE
rimantadine HCl

RELENZA
ZANAMIVIR FOR INHALATION

share of prescriptions

80 %
60 %
40 %
20 %
0 %

1 4 7 10 13 16 19 22 25

weeks from October - February

New product and indication launches

Roche
Pharmaceuticals

- Xeloda – in combination for metastatic breast cancer (September 2001)
- Pegasys – chronic hepatitis C
- T-20 - HIV fusion inhibitor
- Bonviva - osteoporosis

Outlook


Roche

Pharmaceuticals

- face generic competition
- continued strong growth
- maintain market leadership
- enhance patient persistence and customer segmentation


Roche

Pharmaceuticals Division

part two

William M Burns
Head of Pharmaceuticals

Roche R&D pipeline today

30 NME's in development at Roche

Roche

Pharmaceuticals

R944	HIV
R1067	depression
R1124	emesis
R1204	depression /anxiety
R1295	asthma
R1437	benign prostatic hyperplasia
R1439	type 2 diabetes
R1453	solid tumors
R1456	emphysema
R1487	rheumatoid arthritis
R1491	solid tumors

R701	overactive bladder
R765	type 2 diabetes
R1164*	osteoporosis
R1065*	obesity
R1270	(levovirin) HCV
R1273*	solid tumors

R411**	asthma
R440	(CCI) solid tumors
R450	GPCR modulator stress incontinence
R483**	(insulin sensitizer) type 2 diabetes
R667**	emphysema
R673**	GPCR modulator depression /anxiety
R744	next generation anaemia treatment
R724	(T-1249) HIV

R420	(Pegasys) HCV
R484	(Bonviva) osteoporosis
R698	(T-20) HIV
R1415	(Tarceva) oncology
R1471	(pegylated Filgastrim) oncology

.... collaborations

* in preparation for phase I

** in preparation for phase II

pipeline status at February 2002

Roche

Roche R&D pipeline today

30 Roche NME's + 12 opt-in opportunities +4 NME's which Genentech will commercialize alone = 46 NME's

Pharmaceuticals

- R944 HIV
- R1067 depression
- R1124 emesis
- R1204 depression /anxiety
- R1295 asthma
- R1437 benign prostatic hyperplasia
- R1439 type 2 diabetes
- R1453 solid tumors
- R1456 emphysema
- R1487 rheumatoid arthritis
- R1491 solid tumors
- antifungal (B)
- antifungal (B)

- R701 overactive bladder
- R765 type 2 diabetes
- R1164* osteoporosis
- R1065* obesity
- R1270 (levovirin) HCV
- R1273* solid tumors
- antibiotic (B)
- migraine (P)
- cardiovascular disease (S)
- age-related macular degener (G)
- acute coronary syndrome* (G)
- antitumor* (G)

- R411** asthma
- R440 (CCI) solid tumors
- R450 GPCR modulator stress incontinence
- R483** (insulin sensitizer) type 2 diabetes
- R667** emphysema
- R673** GPCR modulator depression /anxiety
- R744 next generation anaemia treatment
- R724 (T-1249) HIV
- psoriasis (B)
- eczema (B)
- inflammatory bowel disease (G)
- E-26 (G)

- R420 (Pegasys) HCV
- R484 (Bonviva) osteoporosis
- R698 (T-20) HIV
- R1415 (Tarceva) oncology
- R1471 (pegylated filgastrim) oncology
- Avastin (G)
- Xanelim (G)
- Xolair (G)
- thrombopoietin (G)

.... collaborations

opt-in opportunities
Basilea (B)
Genentech (G)
Pozen (P)
Speedel (S)

Genentech (without Roche opt-in but Roche benefits financially)

* in preparation for phase I
** in preparation for phase II

pipeline status at January 2002


Targeting Cancer
With Care
Roche Oncology


Roche
Pharmaceuticals

- Roche* assumed global oncology market leadership in 2001
- The only company to market three new products which improve patient survival
  - MabThera/Rituxan
  - Herceptin
  - Xeloda
- Oncology sales* expected to increase from CHF 4 billion (2001)[1] to CHF 6 - 8 billion (2005)

[1] Sales from MabThera/Rituxan, Herceptin, Kytril, Xeloda, Neupogen, NeoRecormon (25 %), Roferon A (60%), Bondronat, Furtulon

* Roche and Genentech combined


MABTHERA®
RITUXIMAB

Roche

Pharmaceuticals

2001

- Sales* CHF 1.7 billion, 90 % growth
- Approval of treatment of indolent non-Hodgkin's lymphoma (NHL) in Japan
- Phase II clinical testing in first line combination therapy for indolent NHL
- Duration of initial treatment of indolent NHL doubled to eight weeks in US

Outlook

- New indication: aggressive NHL (EU launch, H1 2002)
- Results of rheumatoid arthritis proof of concept trial (H2 2002)
- Interim analysis of first line combination study in indolent NHL (H1 2002)
- Phase III study of first line combination therapy in aggressive NHL in progress in US
- Peak sales* expectations: over CHF 2 billion

* Roche and Genentech combined

Roche

Pharmaceuticals

Herceptin®

Trastuzumab

anti-HER2 monoclonal antibody

2001

- Sales* CHF 806 m, 52 % growth
- Herceptin successfully launched in all key markets including Japan
- HERA adjuvant study started recruitment in December

Outlook

- Continued strong double digit growth in 2002
- Increasing market share in metastatic breast cancer
  - increase eligible patient population by increasing level of HER-2 testing
  - pursue indication for first line therapy in metastatic breast cancer (ex US)
- Prepare the adjuvant market
  - promote the HERA adjuvant trial
- Peak sales* expectations: over CHF 1 billion

* Roche and Genentech combined


Xeloda
(capecitabine)
Response and Convenience

Roche

Pharmaceuticals

2001

- Sales CHF 260 m, 74 % growth
- Approval of first line monotherapy in metastatic colorectal cancer (CRC) in US
- Approval of first line Xeloda/Taxotere combination therapy in metastatic breast cancer (BC) in US
- Approval of first line Xeloda/Taxotere combination and Xeloda monotherapy for metastatic BC in EU

Outlook

- Launch of third line monotherapy in metastatic BC in Japan in 2002
- Expected peak sales: more than CHF 1.5 billion

Roche near-term oncology pipeline


Roche

Pharmaceuticals

R440 — **cell cycle inhibitor**
- for solid tumors resistant to other drugs
- mono- or add-on-therapy

R420 — **pegylated interferon α-2a**
- malignant melanoma

Herceptin — **anti-HER2 monoclonal antibody**
- studies to expand in BC hormone

Bondronat — **ibandronate**
- oral and injectable formulation for metastatic bone disease

Xeloda — **"smart" 5-FU**
- 1st line combinations in metastatic BC and CRC
- adjuvant mono- and combination-therapies for CRC and BC

Herceptin — **anti-HER2 monoclonal antibody**
- studies to expand in BC adjuvant

R1471 — **pegylated filgastrim**
- pegylated recombinant G-CSF
- chemotherapy-induced neutropenia

R1415 — **Tarceva**
- tyrosine kinase inhibitor
- non small cell lung- (1st line) and pancreatic cancer

MabThera — **rituximab**
- aggressive non-Hodgkin's lymphoma (US)

Avastin — **anti-VEGF antibody (G)**
- relapsed BC and colorectal cancer with chemotherapy

.... collaborations

opt-in opportunities
Genentech (G)


CellCept®
(mycophenolate mofetil)


Roche

Pharmaceuticals

2001

- Sales CHF 1.06 billion, 36 % growth
- Approved for liver and pediatric renal transplants globally
- "Creeping Creatinine" study interim results favorable
- ZENIT study shows better than expected results
- "Rapa" and "FK combination" studies are started

Outlook

- Dissemination of "Creeping Creatinine" study results at major congresses
- Expected peak sales: more than CHF 1.5 billion


NeoRecormon®
Builds blood
Builds strength
Builds hope


Roche

2001

- Sales CHF 746 m, 19 % growth
- Approval and launch of hematological tumors associated anaemia in EU
- Approval and launch of once-weekly dosing in renal anaemia in EU

Outlook

- Filing of once-weekly dosing in oncology in EU
- Development of a new pre-filled syringe for once-weekly administration in oncology
- Completion of radiotherapy trial (ENHANCE) investigating positive impact of NeoRecormon on anticancer therapy outcome
- Continued double digit growth


PEGASYS®
peginterferon alfa-2a (40KD)


Regulatory update


Roche

Pharmaceuticals

- PEGASYS®, approved in Switzerland, Russia, Belarus, Brazil, Chili, Dominican Republic, Mexico, Peru, Venezuela, Cambodia and Kuwait
- Requested data generated and will be submitted to FDA in coming weeks. Approval for monotherapy and combination therapy expected Q4 2002
- In EU, monotherapy and combination therapy files submitted for centralized procedure. Approval expected mid-2002
- Roche ribavirin filed in US and EU. Approval expected as above
- NDA filing for PEGASYS expected in Japan H2 2002


Bonviva

Roche

Pharmaceuticals

2001

- The first product to show fracture reduction with an extended drug-free interval of 9-10 weeks per quarter
(3 year phase III oral fracture study)
- Agreement with EU and US health authorities regarding future development
- Agreement with GSK for co-development and co-promotion of Bonviva
  - realize full product potential
  - optimize sales and marketing capabilities in US
  - development cost sharing
  - Roche to book sales


Bonviva


Roche

Pharmaceuticals

Outlook

- Initial NDA filing to establish core indications, efficacy and safety profile, H1 2002
- Start new development program to support novel, user friendly oral and intravenous regimens captilizing on the benefits of a drug-free interval opportunity
- Presentation of phase III oral fracture data at key scientific congresses

T-20

Fusion inhibitor for HIV/AIDS

Roche

Pharmaceuticals

2001

- Phase III recruitment completed: more than 1000 pre-treated patients
- Manufacturing plant constructed and commissioning under way

Outlook

- Initiate open-label safety study in January
- Release results of Phase III clinical studies in mid-2002
- File NDA in H2 2002
- Validate manufacturing of product and prepare for launch
- Report T-1249 Phase I data H2 2002

Tarceva


Roche

Pharmaceuticals

Clinical update

- First line therapy in non small cell lung cancer (NSCLC): two phase III studies initiated by the collaboration (US and EU)
- Breast cancer: phase I safety study combining Tarceva, Xeloda and Taxotere initiated (Roche)
- Pancreatic cancer: one phase III study initiated by the collaboration (OSI)
- Third line NSCLC: one phase III study initiated by the collaboration (OSI)

Outlook

- NSCLC (1st line) phase III — Completion of enrollment
- Pancreatic cancer phase III — Completion of enrollment
- Further studies in other tumor types

Expected first NDA filing dates

19 NME's over next five years

2002	2003	2004	2005	2006	
Bonviva *trmt/prev osteoporosis*	Xenical *paediatric obesity*	[illegible]	R673 *anxiety/ depression*	R440 *solid tumors*	R1067 *depression*
T-20 *HIV/AIDS*	NeoRecormon *pre-filled syringe*	[illegible]	R483 *type II diabetes*	R411 *asthma*	levovirin *Hepatitis C*
Valcyte *prevention of CMV*	Carvedilol *hypertension*	Xeloda *adjuvant colon cancer*	R450 *stress incontinence*	R724 *HIV/AIDS*	R1273 *oncology*
NeoRecormon *needle free injection system*	Xenical *hyperlipidemia (J)*	carvedilol *new formulation CHF*		R212 *2nd generation obesity*	R944 *oncology*
Xanelim *psoriasis*		Pegasys *chronic hepatitis B*		R944 *HIV/AIDS*	R701 *overactive bladder*
Xolair *allergic asthma*		Bonviva *trmt/prev osteoporosis*		MabThera* *rheumatoid arthritis*	MabThera* *1st line indolent NHL*

NME's

line extensions

Genentech projects

NME = new molecular entity

*Roche filing dates

status at February 2002

Roche

Pharmaceuticals

Chugai alliance

Planned timetable for 2002

Roche

Pharmaceuticals

June 27	Chugai shareholders to vote on proposed deal at Chugai AGM
Early August	Roche to launch tender offer for 10 % of Chugai's outstanding shares at JPY 2,136 per share
Mid-August	Gen-Probe spin-off
Early September	close of Roche's tender offer
End September	Chugai to issue new shares to Roche for JPY 1,780 per share (number of shares depend on tender offer outcome)
Fourth quarter	merger of Chugai and Nippon Roche

Pharmaceuticals Division
Outlook

- Growth and profitability in 2002 will be significantly influenced by the rate of sales erosion following patent expiry of Accutane in February
- Mid-single digit sales growth expected in 2002
- Stable operating profit and EBITDA margin is most likely in 2002
- Strengthening product portfolio
- Japan presence strengthened through New Chugai
- Operating profit margin: improvement towards 25 % expected in the next 3 years


Roche

Group outlook

Franz B Humer

Chairman and Chief Executive Officer

Group outlook for 2002


Roche

- Mid-to-high single digit sales growth
- Further small operating profit and EBITDA margin improvement
- Significantly lower financial income
- Group operating margin to improve above 20 % in mid-term


Roche

A focused, innovation-driven healthcare company built on the twin pillars of Pharmaceuticals and Diagnostics


Roche

Pharmaceuticals

Chugai transaction

Rationale for Roche

Alliance between Roche and Chugai

Unique transaction for the Japanese pharmaceutical market


Roche

Pharmaceuticals


Roche




CHUGAI



Overview of transaction


Roche

Pharmaceuticals

- Merger of Chugai and Nippon Roche
- Before merger, Chugai to spin-off Gen-Probe
- Roche to have 50.1 % ownership of the new company
- Chugai to have first in-license rights to Roche products in Japan. Roche to have first rights to Chugai products outside Japan
- New company to retain the name Chugai
- Osamu Nagayama to be Chairman, President and CEO of new company

- Creation of new Japanese pharma powerhouse
- Ranked number 5 in Japanese market by sales and number 4 by sales force size
- Enhanced growth prospects and value for both companies

Chugai: an ideal partner for Roche

Roche

Pharmaceuticals

- A research-based pharmaceutical company
- Ranked number 10 by sales in Japanese pharmaceutical market*
- Therapeutic focus in oncology, renal medicine, bone and cardiovascular diseases
- Strong in biotechnology products (monoclonal antibodies)
- Strong management team
- Employs 5,000 people
- R&D spend 20 % of net sales

* Source: IMS Health World Review Analyst 2000.

Chugai and Nippon Roche

Facts and figures

Roche

Pharmaceuticals

	Chugai	Nippon Roche
Market capitalisation	JPY 468 billion	n.a.
2000 revenues[a]	JPY 188 billion[b]	JPY 65 billion
Sales representatives in Japan	800	600
Key marketed products	Epogin Neutrogin Sigmart Alfarol	MabThera/Rituxan CellCept Tamiflu Herceptin
Key pipeline products	raloxifen MRA Femara	Pegasys Xeloda second generation anti anaemia

(a) Fiscal year ended 31-Mar-2001 for Chugai and 31-Dec-2000 for Nippon Roche.
(b) Pharmaceutical sales only

What this transaction brings to Roche

Roche

Pharmaceuticals

- to the world's second largest pharmaceutical market: Japan
- capability for recent and approaching major product launches
- Chugai's management experience and long-standing local market presence
- Makes Roche the in Japan


Japan: world's second largest pharmaceutical market
Roche
Pharmaceuticals
US$ billion
146
51
11
13
17
19
US
Japan
UK
France
Germany
RoW
Source: IMS Health World Review Analyst 2000

Japan: one of the fastest ageing populations in the world


Roche
Pharmaceuticals

% of the population over 65 years
30 %
25 %
20 %
15 %
10 %
5 %
0 %
1990
2000
2010
2020
Japan
Germany
France
UK
US

Japanese population 1999
126 million
elderly (65 +)
17 %
83 %

Japanese Rx spending 2000
JPY 6.4 trillion
elderly (65 +)
53 %
47 %

Source: UN; National Institute of Population and Social Security Research

Japan: improving regulatory environment



Roche

Pharmaceuticals

- Clinical trial harmonisation with rest of the world
- Drug approval process quickening
- Positive outlook for innovative product pricing premiums



price per 600 mg dose MabThera/Rituxan
ex-factory price (CHF)
4,410
4,149
3,109
2,871
2,689
North America
Japan
Germany
UK
Sweden

Source: Roche


Impact on market share in Japan
New Chugai will be number 5
Roche
Pharmaceuticals
prescription sales in Japan (JPY billion)
600
500
400
300
200
100
0
Takeda
Sankyo
Yamanouchi
Daiichi
New Chugai
Welfide/Mitsubishi
Eisai
Shionogi
Fujisawa
Banyu
Chugai
Pfizer
Otsuka
Tanabe
Novartis
GlaxoSmithKline
Ono
Kyowa Hakko
Sumitomo
Dainippon
Nippon Roche
Note: prescription pharmaceuticals market


Improved sales and marketing capability in Japan
New Chugai will have over 1,400 representatives
and will be ranked number 4 by sales force size
Roche
Pharmaceuticals
number of representatives
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Welfide/Mitsubishi
Pfizer
Banyu
New Chugai
GSK
Takeda
Shionogi
Yamanouchi
Novartis
Sankyo
Eisai
Fujisawa
Daiichi
Aventis
AstraZeneca
Terumo
Tanabe
Ono
KyowaHakko
Chugai
Pharmacia
Nippon Roche
Note: prescription pharmaceuticals market

Improving Roche's geographic balance

Roche Pharmaceuticals Division



Roche
Pharmaceuticals
Roche Pharmaceuticals Division
pre-deal (2000A)
Latin America
12 %
RoW
8 %
North
America
38 %
Europe
36 %
Japan
6 %
Roche Pharmaceuticals Division
post-deal (2000 pro forma)
Latin America
10 %
RoW
7 %
North
America
33 %
Europe
32 %
Japan
18 %

Source: Based on FY 2000 data for Roche and FY 2001 for Chugai, excluding Gen-Probe

New Chugai

Strong product portfolio in fast growing segments

Nippon Roche sales JPY 62 bn* (ca. USD 0.5 bn)

nervous system 14 %
dermatology 2 %
others 12 %
metabolism 14 %
antiinfective 7 %
cardiovascular 6 %
oncology 45 %

Chugai sales JPY 155 bn* (ca. USD 1.3 bn)

oncology 15 %
blood disorder 36 %
others 14 %
ulcer 3 %
cardiovascular 19 %
bone metabolism 13 %


New Chugai
sales JPY 217 bn (ca. USD 1.8 bn)
others 16 %
blood disorder 26 %
ulcer 3 %
nervous system 4 %
metabolism 13 %
cardiovascular 15 %
oncology 23 %

* prescription medicines only

Roche

Pharmaceuticals

Roche

Pharmaceuticals

New Chugai

Top ten prescription medicines (pro forma 2000)

		sales (JPY billion)	% of total sales
2	Furtulon (R)	20.0	9 %
7	Kytril (R)	8.0	4 %
9	Euglucon (R)	4.2	2 %
10	Rohypnol (R)	4.1	2 %
		210.7	76 %

New Chugai's growth drivers

Recent and approaching launches in Japan

Roche

Pharmaceuticals

Roche

- CellCept (organ transplantation)
- Kytril (oncology)
- Herceptin (oncology)
- MabThera/Rituxan (non-Hodgkin's lymphoma)
- Tamiflu (influenza)
- Pegasys (hepatitis C)
- Xeloda (oncology)

Chugai

- Suvenil (rheumatoid arthritis)
- Oxarol (hyperparathyroidism)
- CGS (oncology)
- raloxifene (osteoporosis)



Synergies in sales and development
The oncology example
Roche
Pharmaceuticals
sales
• Furtulon
• Kytril
• Herceptin
• MabThera/Rituxan
• Xeloda
• launch new products in Japan
• leverage sales force
• pipeline: opt-in options
• Tarceva
• CGS
2001
transaction close
(Nippon Roche and Chugai join forces)
2005 ff

Leveraging the combined pipeline

Recent and future product launches



Pharmaceuticals

(psoriasis)
MabThera/Rituxan (oncology)
(oncology)
Tamiflu (influenza)
(oncology)
CGS20267 (oncology)
Pegasys (hepatitis C)
(oncology)
PB-94 (hyperphosphatemia)
(osteoporosis)
(Castleman's disease)
AVS (SAH)
(cancer)
(image contrast agent)
next-generation anti-anaemia (anaemia)
(bone metastasis)
Xenical (obesity)
ARM (multiple myeloma)
Tarceva (oncology)
(post-PTCA restenosis)
(liver regeneration)
MRA (rheumatoid arthritis)
NK-1 (depression)
insulin Ro 205 (diabetes)
(osteoporosis + metastasis)

Note: indicates a product from and from


Roche

Pharmaceuticals

New Chugai
Corporate governance



- **Corporate name**
  - Chugai Pharmaceutical Co., Ltd.
- **Management**
  - O. Nagayama to be Chairman & CEO
  - Autonomous management
  - Close coordination with Roche
- **New members to the Board of Directors**
  - W. Ogawa to join as Executive Vice President
  - F. B. Humer, W. M. Burns and H. Shigeta of Roche to be Directors
- **Listing maintained in Japan**
- **Global reach of new enterprise**

Value creating transactions by Roche Group


Roche

Pharmaceuticals

- Majority stake
- Operates independently and is listed in the US
- Discovered leading oncology products: MabThera/Rituxan, Herceptin
- Strong pipeline
- 58 % stake in Genentech acquired for $2.1billion, today worth $17.2 billion

- Developed to global standard in molecular diagnostics
- PCR technology acquired for $300 m, Roche revenues from PCR in 2000 were $470 m, growing at 26 %

- CellCept: leading transplantation medicine, sales expected > CHF 1 billion in 2001
- Regional strengthening in US

- Roche Group becomes world leader in in-vitro diagnostics
- Strong pharma products: NeoRecormon, carvedilol
- Integrated Health Care Solutions

Transaction structure

Roche
Pharmaceuticals


Gen-Probe
spin-off
Chugai
(61 %)
"Top up
Value"
Nippon Roche
(39 %)
• tender offer
• capital increase

Step 1 Spin-off Gen-Probe from Chugai
Step 2 Tender offer for 10 % of Chugai's outstanding shares

Step 3 Capital increase by Roche
Merger of Chugai and Nippon Roche

Financial impact* of the Chugai transaction on Roche Group

Roche

Pharmaceuticals

- Incremental sales of JPY 180 billion (CHF 3 billion) to Roche's Group and Pharmaceuticals sales
- EBITDA expected to increase by CHF 500-600 m in first year after completion (2003); margins will be slightly lower (around 0.5 %)
- Minimally (less than 0.5 %) dilutive in first full year following completion on an EPS basis; accretive on a cash EPS basis
- Anticipated revenue synergies and cost savings will make the transaction accretive in second full year and beyond

* based on 2000 figures and exchange rates; CHF/100 JPY 1.57; excluding non-recurring items

Accounting for the transaction at Roche


Roche

Pharmaceuticals


net assets
(pre-deal)
book value
100 %
Chugai
book value
100 %
Nippon Roche
net assets before
minority interest
(post-deal)
fair value
50.1 %
book value
49.9 %
fair value
49.9 %
book value
50.1 %
New Chugai
in Roche Group

- fair value adjustments include:
  - inventories, PP&E
  - intangible assets
  - goodwill
- additional net assets before minority interests > CHF 7 billion (estimate)
- to be expensed over the useful lives of assets

In accordance with IAS, Chugai will be fully consolidated with a separate presentation of minority interests (49.9 %) in the balance sheet and income statement

Roche

Pharmaceuticals

Chugai alliance

Planned timetable for 2002

27 June	Chugai shareholders to vote on proposed deal at Chugai AGM
Early August	Roche to launch tender offer for 10 % of Chugai's outstanding shares at JPY 2136 per share
Mid-August	Gen-Probe spin-off
Early September	close of Roche's tender offer
End September	Chugai to issue new shares to Roche for JPY 1780 per share (number of shares depend on tender offer outcome)
Fourth quarter	merger of Chugai and Nippon Roche

Strategic rationale for Roche




Roche

Pharmaceuticals

- Japan is an attractive market:
  - very large; ageing population;
    improving regulatory/pricing environment
- Few global players have established clear leadership positions in Japan
- Creating a top tier "local player" with global access
- Leading local sales & marketing presence to coincide with recent and near-term product launches in Japan
- Maximizing our oncology franchise in a major oncology market
- Licensing partner of choice in Japan
- Cost savings and revenue enhancement possibilities

Creating a new force in Japanese pharma


Roche

Pharmaceuticals

- Number 5 pharmaceutical company in Japan
- Number 4 by sales force size
- Dramatically improved product portfolio and pipeline
- Strong cultural fit and strength of management
- Unique combination of local knowledge and capability gives “first mover advantage” versus competition in Japanese market


Roche

Pharmaceuticals

Chugai transaction

Nippon Roche

Nippon Roche
Historical net sales



Roche
Pharmaceuticals
(JPY billions)
80
70
60
50
40
30
20
10
0
65.1
47.5
13.9
3.6
74.4
57.7
14.3
2.4
up 14.3 %
up 21.5 %
2000
2001(E)
Pharma prescription direct sales (1)
Pharma prescription direct sales (1)
others (3)

(1) Finished products marketed and promoted by Nippon Roche
(2) Products sold to other pharmaceutical companies
(3) Includes Pharma prescription and Vitamins export sales to other Roche affiliates and OTC sales

Nippon Roche

Historical sales of key products

Roche

Pharmaceuticals

sales JPY millions

brand name	FY 1999	FY 2000	YoY Chg.	FY 2001E	YoY Chg.	1999-2001E CAGR
Furtulon	19,138	19,575	2.3 %	19,576	0.0 %	1.1 %
Kytril		308		9,430		
Rohypnol	3,782	4,115	8.8 %	4,236	2.9 %	5.8 %
Rocephin	3,637	4,048	11.3 %	4,063	0.4 %	5.7 %
Rocaltrol oral	3,116	3,248	4.2 %	3,251	0.1 %	2.1 %
Madopar	1,450	1,550	6.9 %	1,599	3.2 %	5.0 %
Tigason	1,491	1,575	5.6 %	1,429	(9.3 %)	(2.1 %)
Rivotril	1,131	1,237	9.4 %	1,287	4.0 %	6.6
Tamiflu				6,283		
Herceptin				1,399		
Rituxan				2,023		
CellCept	43	657	1427.9 %	1,101	67.6 %	406.0 %
Draganon	12,558	8,404				

Nippon Roche

Historical sales and profit

	FY2000	FY2001E
total sales	65,071	74,397
YoY		*14.3 %*
gross profit	39,301	43,614
YoY		*11.0 %*
operating profit	9,630	10,790
YoY		*12.0 %*

Roche

Pharmaceuticals

Nippon Roche
Backbone products

Furtulon

- 5-FU market declining by approximately 5 %
- Furtulon maintaining approximately 25 % market share
- Broad indications (breast cancer, colorectal cancer, gastric cancer, etc.)
- Continued phase IV investments for the future



Roche
Pharmaceuticals
Furtulon
(JPY billions)
20
15
10
5
0
19.1
19.6
19.6
18.8
1999
2000
2001(E)
2002(E)
net sales

Nippon Roche
Backbone products

Kytril*

- Maintaining leading position in the market (over 50 % market share)
- Continued phase IV investments to demonstrate benefits in new cancer treatment regimens
- Slight growth in sales for the near future



Roche
KYTRIL®
granisetron HCl
Tablets and Injection
(JPY billions)
10
5
0
9.4
9.5
2001(E)
2002(E)
net sales

Pharmaceuticals

* Acquired from Smith-Kline Beecham

Nippon Roche
Current growth drivers

Tamiflu

- 75 % market share vs. Relenza after first season
- Paediatrics launch in 2002
- Flu incidence dependent



Tamiflu
oseltamivir phosphate
(JPY billions)
15
10
5
0
6.3
11.0
11.5
2001(E)
2002(E)
2005(E)
net sales

Roche

Pharmaceuticals

Nippon Roche

Current growth drivers

Herceptin

- Launched for metastatic breast cancer (MBC) in June 2001
- Rapid adoption in first 6 months launch
- Establish Herceptin as highly effective and safe drug for HER2 (+) MBC
- Expand market through increased HER2 testing
- Initiate adjuvant breast cancer study


Herceptin
Trastuzumab
(JPY billions)
10
5
0
1.4
3.7
5.2
2001(E)
2002(E)
2005(E)
net sales

Roche

Pharmaceuticals

Nippon Roche
Current growth drivers

Rituxan

- Launched for indolent non-Hodgkin's lymphoma (NHL) in September 2001
- Rapid adoption in first 4 months after launch
- Establish Rituxan as first line position for indolent NHL (monotherapy and combination)
- Intermediate / aggressive NHL filing planned in 2002



(JPY billions)
10
5
0
2.0
5.1
8.2
2001(E)
2002(E)
2005(E)
net sales

Roche

Pharmaceuticals

Nippon Roche
Current growth drivers

CellCept

- Approximately 70 % growth over last year
- Roche #2 in transplant market worldwide
- Renal prevention indication launched in 2001
- Establish low toxicity immuno-suppressive regimen with CellCept as cornerstone
- Liver, heart, lung, BMT indications filed in 2001



Roche
CellCept
(mycophenolate mofetil)
(JPY billions)
5
4
3
2
1
0
1.1
1.6
3.0
2001(E)
2002(E)
2005(E)
net sales
Pharmaceuticals

Nippon Roche
next product launches

Roche

Pharmaceuticals


Xeloda®
(capecitabine)
Response and Convenience

Xeloda


PEGASYS®
peginterferon alfa-2a (40KD)

Pegasys

Nippon Roche
Next product launches


Roche

Pharmaceuticals


Xeloda
(capecitabine)

Xeloda

- Currently marketed in over 90 countries
- Expected launch in Japan in 2002 in breast cancer
- Phase II in Japan for colorectal cancer & gastric cancer (colorectal cancer launched in US & EU)
- Approval of Xeloda / docetaxel combination in first / second line therapy for metastatic breast cancer achieved in H2 2001 in USA, and expected in 2002 in Europe
- 2005 sales estimate in Japan of JPY 8.5 billion and further growth expected thereafter

Combination data of Xeloda and Taxotere®


Women lived longer


Xeloda
(capecitabine)

Roche

Pharmaceuticals

Women with metastatic breast cancer live 3 months longer when Xeloda is added to Taxotere® (median)

1.0
0.8
0.6
0.4
0.2
0
probability
11.5
14.5
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
time (months)
Xeloda and Taxotere®
Taxotere® alone

Nippon Roche

Product mix in prescription direct net sales by launch date



100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
17 %
83 %
30 %
70 %
40 %
60 %
50 %
50 %
54 %
46 %
2001(E)
2002 (E)
2003 (E)
2004 (E)
2005 (E)
New launches 2001 and after
Launched before 2001*

* includes Kytril

Roche

Pharmaceuticals

Nippon Roche

*Long-listed products**



Roche
Pharmaceuticals
2001(E)
15.0 %
long-listed
products
85.0 %
others
2002(E)
11.4 %
long-listed
products
88.6 %
others

* Products marketed by Nippon Roche

Nippon Roche
Sales by therapeutic area

Roche

Pharmaceuticals

FY 2000



2.1 %
transplant & immunology
0.8 %
virology
5.3 %
all others
42.5 %
oncology
7.0 %
bone & inflammatory
32.8 %
central nervous system
9.6 %
anti-infectives

FY 2005 (E)



9.3 %
virology
2.6 %
all others
4.0 %
transplant & immunology
3.6 %
bone & inflammatory
8.5 %
central nervous system
21.8 %
anti-infectives
50.2 %
oncology



Nippon Roche
Sales and profit outlook
Roche
Pharmaceuticals
(JPY billions)
80
70
60
50
40
30
20
10
0
65.1
47.5
13.9
3.6
2000
74.4
57.7
14.3
2.4
2001(E)
up 14.3 %
up 21.5 %
total sales
high single-digit CAGR 2000-2005
prescription direct sales
double-digit CAGR 2000-2005
operating profit
double-digit CAGR 2000-2005
Pharma prescription Direct Sales (1)
Pharma prescription Agent Sales (2)
others (3)
(1) Finished products marketed and promoted by Nippon Roche
(2) Products sold to other pharmaceutical companies
(3) Includes Pharma prescription and Vitamins export sales to other Roche affiliates and OTC sales

Summary of Nippon Roche's outlook


Roche

Pharmaceuticals

- Tamiflu, Rituxan, Herceptin, and CellCept to drive near-term top-line growth
- Additional new products such as Xeloda and Pegasys are expected to fuel further growth
- Receives continued benefits from Roche's global pipeline after 2005
- Double-digit operating profit growth (CAGR 2000-2005)


Roche

Pharmaceuticals

Chugai transaction

Rationale for Chugai

New Chugai

Key messages


Roche

Pharmaceuticals

- New Chugai will be positioned for superior growth both in the short-term and the long-term
- New Chugai will be a stronger and broader pharmaceutical franchise
- The transaction will be EPS accretive for Chugai shareholders by the second full year of the alliance (3/2005)


Roche

Chugai's key objectives in the alliance with Roche

- Enhance sustainable growth in Chugai's prescription business
  - Increase short-term growth through Nippon Roche products
  - Access Roche Group's R&D pipeline[1] for the Japanese market as a foundation for sustainable growth in the long-term
- Position Chugai as a leading integrated pharmaceutical company
  - Strengthen existing capabilities and engage in advanced life science research
  - Enrich pipeline with both Chugai and Nippon Roche products
  - Leverage manufacturing capabilities through collaboration with Roche
  - Create one of the strongest marketing forces in Japan

[1] Including Genentech products which Roche opt-in's


Roche

Pharmaceuticals

New Chugai will be more broadly based with a deeper product portfolio in existing therapeutic area and additional therapeutic focus



anti-infectives/ immunology
- • *Tamiflu*
- • *Rocephin*
- • *CellCept*
- • Kelten
- • Cefotax



liver
- • Monilac
- * FS-69
- * VAL
- * *Pegasys*
- * *Roche ribavirin*

oncology
- • *Furtulon*
- • Neutrogena
- • *Kytril*
- • *Herceptin*
- • *Rituxan*
- * CHC12103
- * AHM/CAL/MRA
- * *Xeloda*
- * *Tarceva*

hematological
- • Epogin
- • Oxarol
- * PB-94
- * *second generation anti anaemia*

cardiovascular
- • Sigmart
- • Rythmodan
- • Preran
- • *Bezalip*
- * FS-69
- * BO-653

bone/arthro
- • Alfarol
- • *Rocaltrol*
- • Suvenyl
- * CHS13340
- * ED-71
- * Raloxifene
- * *Bonviva*
- * MRA

diabetes
- * *Xenical*
- * *R483*



CNS
- • Amoban
- • *Rohypnol*
- • *Lexotan*
- • *Madopar*
- • *Rivotril*
- * *NK-1*

- • existing product
- * product in development

Red: Chugai
Blue: Nippon Roche

New Chugai will have the broadest oncology portfolio & pipeline in Japan


Roche

Pharmaceuticals

	New Chugai	*Taiho*	*Nippon Kayaku*	*Takeda*	*Kyowa Hakko*	*Kirin*	*Astra Zeneca*	*BMS*
Cytostatics	CHC12103 (pre)	TOP-53 (P1) TAS-105 (pre)	Randa Lastet Pinorubin Pepleo		Farmorubicin Adriacin Navelbine KW-2170 (P1)	KRN7000 (pre) KRN5500 (pre)	ZD9331 (P1)	Taxol Paraplatin Briplatin Vepesid
Antimetabolites	Furtulon Xeloda (Filed)	Futraful UFT TS-1			5-FU			
Hormones	Femara (Filed)	Miproxifen (Filed)	Fareston Odyne	Leuplin	Hysron		Zoladex Casodex Nolvadex Arimidex Fulvestrant (P2)	
G-CSF	Neutrogin				Neu-up	Gran		
Antiemetics	Kytril	Serotone						Serotone
Antibodies	Herceptin Rituxan AHM (P1) CAL (P1) MRA (P1)				KW-2871 (pre) KM8969 (pre)			
Others	Tarceva (pre)	SU-5416 (P1) SU6668 (P1)	Bestatin		Leunase KW-2401 (P1) GRN163 (pre)	Bsrufan (pre)	ZD1839 (P2) ZD9331 (P1)	BMS214662 (pre)

Source: Company estimate based on published data,

In addition, New Chugai will have the most comprehensive product line in osteoporosis


Roche

Pharmaceuticals

	New Chugai	Teijin	Asahi Kasei	Takeda	Eizai	Yamanouchi	Banyu
Vitamin D	Alfarol Rocaltrol ED-71 (P2)	Onealfa					
Calcitonin			Elcitonin Elcitonin nasal (P2)			Salmotonin	
SERM	Raloxifene (P3)						
Bisphosphonate	Bonviva (P2)	Bonalon		Risedronate (app.)		Bisfonal (P3)	Fosamac
PTH	CHS13340 (P1)		PTH inj. (P3)				
Others				Osten	Glakey		

Source: Company estimate based on published data,

Enriched pipeline for New Chugai


Roche

Pharmaceuticals

	phase I	phase II / phase III	filed
cancer	AHM (multiple myeloma) CAL (hypercalcemia) *Tarceva (lung cancer)*		Femara® (breast cancer) *Xeloda® (breast cancer)*
renal / bone -related	CHS13340 (osteoporosis) *second generation anti anaemia*	MRA (RA) Raloxifene (osteoporosis) ED-71 (osteoporosis) *Bonviva® (osteoporosis)*	
cardiovascular		BO-653 (restenosis in post-PTCA)	AVS (subarachnoidal hemorrhage)
others	VAL (liver-regeneration) *Alpha 1 agonist (stress incontinence)* *NK-1 (depression)*	GM-611 (GERD) *Pegasys® (HCV)* FS-69 (enhancement of ultrasound images) *Xenical® (obesity)* *Roche ribavirin (HCV)*	PB-94 (hyperphosphatemia)

Products in development excluding line extension and additional indications

Chugai's pipeline: NME's in Japan and overseas

Nippon Roche's pipeline: NME's in Japan

Largest clinical development resources in Japan

Roche

Pharmaceuticals

	Number of clinical staff	Number of newly domestic developed medicines			
		P1	P2 / 3	Filed	Total
New Chugai	**279**	**8**	**10**	**4**	**22**
Japan Co. A	N.A.	2	5	0	7
Japan Co. B	130	5	6	2	13
Japan Co. C	140	2	9	2	13
Japan Co. D	210	4	3	1	8
Japan Co. E	180	2	7	0	9
Japan Co. F	150	4	7	1	12
Japan Co. G	110	3	3	2	8

Source: Based on the company's in-house data

Leverage manufacturing capabilities through collaboration with the Roche Group

Roche

Pharmaceuticals

- Collaboration with the Roche Group in antibody manufacturing
  - manufacturing skills
  - manufacturing of clinical supplies
  - commercial manufacturing
- Utilization of the Roche Group's global supply chain

Strengthen existing capabilities and engage in advanced life science research


Roche

Pharmaceuticals

Strength of Chugai
- *biopharmaceuticals / Antibodies*
- *vitamin D derivatives*
- *transgenic technology*

Strength of Nippon Roche
- *cancer research*
- *medicinal chemistry*

Strength of New Chugai: chemical function (medicinal chemical) in addition to the presence of biotechnology
- *improve creation of drug candidates*
- *develop vitamin D potential to cancer area*
- *enhance creation of antibodies in cancer area*
- *develop new chemistry such as peptide drugs*

Possible research collaborations with the Roche Group


Roche

Pharmaceuticals

- New targets for therapeutic antibodies
- New drug targets through proteomics

New Chugai's enhanced financial outlook


Roche

Pharmaceuticals

- Accelerated sales growth
- Enhanced profit growth
- Longer-term growth driver in place
- Reduced risk profile

earnings accretive
by the second full year of the alliance
(3/2005)

Nippon Roche accelerates New Chugai's short-term growth[1]



Estimated sales growth rate[1]
CAGR %, 3/2001 - 3/2006
< 3.5 %
> 5 %
Chugai standalone (excl. Gen-Probe)
New Chugai

Growth drivers

- Nippon Roche products
  - Tamiflu
  - Rituxan
  - Herceptin
  - CellCept
  - Pegasys
  - Xeloda
- Sales upside, derived from alliance
- Chugai products
  - Suvenyl
  - Oxarol
  - Raloxifene
  - Epogin-S
  - PB-94

[1] Excluding Gen-Probe

Roche

Pharmaceuticals

Integrating operations will increase New Chugai's operating profit growth rate


Roche

Pharmaceuticals


Estimated operating profit growth rate
CAGR %, 3/2001 - 3/2006
< 3 %
> 9 %
Chugai standalone
(excl. Gen-Probe)
New Chugai

Profit growth increase

- Growing revenue base without having to expand the infrastructure
- Higher marginal profits from sales synergy
- Cost synergies expected through natural attrition and voluntary retirement
- Supply prices with respect to Roche originated products are set at arm's length basis

⇨ Target 3/2006 operating margin of 20 %

New Chugai expects to make the transaction accretive for its shareholders by the second full year of the alliance


Roche
Pharmaceuticals

multiple by which shares outstanding and operating profit has expanded
2.0x
1.8x
shareholder base expansion[1]
Expected trend of operating profit expansion multiple[2]
03/2003
03/2004
full year 1
03/2005
full year 2
03/2006
full year 3

[1] Assuming that the TOB is 100% successful. Total shares outstanding is assumed to increase from 307 million to approximately 554 million shares (554÷307 = 1.8x)

[2] Relative to the March 31, 2002 level which is estimated at 29 billion yen

Long-term growth outlook is also secured by a rich combined pipeline portfolio


Roche

Pharmaceuticals

- Enriched long-term pipeline with both Chugai and Nippon Roche products
  - Pipeline product to be launched after 2006
    - ➢ Chugai
      - MRA
      - AHM
      - CAL
      - BO-653
    - ➢ Nippon Roche
      - Xenical
      - Bonviva
      - NK-1
      - Alpha-1 agonist
      - second generation anti anaemia
      - Tarceva
- New Chugai's right of first refusal to Roche's research pipeline
  - currently Roche has 46 new molecular entities under development
- Long-term synergies from alliance
  - enhanced research capabilities
  - accelerated development timeline
  - stronger market platform in Japan

Chugai's existing shareholders will benefit from a stronger Chugai pharmaceutical franchise as well as ownership in Gen-Probe


Roche

Pharmaceuticals

Chugai shareholders will have

- Shares in a higher growth/ lower risk pharmaceutical franchise (49.9 %)
- Direct ownership of a listed Gen-Probe share and 100 % of its earnings
- Approximately 1/10 tender offer for Chugai shares[1] at 2,136 yen

[1] after the spin-off of Gen-Probe


Transaction overview
Roche
Pharmaceuticals
Roche
Chugai shareholders
(2) cash tender
(2,136/share)
cash
(1) capital reduction (Spin-off)
Gen-Probe
Chugai (prescription/ OTC only) (61 %)
(3) share subscription (1,780/share)
cash
(4) Merger
Nippon Roche (39 %)
New Chugai

Events leading to Chugai's AGM


Roche

Pharmaceuticals

- **end of March** — **Record date for AGM**
  - shareholders on the register as of March 31 have the right to vote in the AGM
- **by early June** — **Gen-Probe to file Form 10**
  - Chugai distributes to its shareholders (as of March 31) information on Gen-Probe
- **end of June** — **Chugai's AGM**
  - Chugai's shareholders as of the AGM record date vote for
    - spin-off of Gen-Probe through capital reduction
    - merger of Chugai and Nippon Roche
    - issuance of Chugai shares to Roche at JPY 1,780 per share
    - election of Directors, etc.

For the contemplated transaction to be completed, these items need to be approved

Gen-Probe spin-off


Roche

Pharmaceuticals

- **end of July** — **Record date for Gen-Probe spin-off[1]**
  - Chugai shareholders as of this date will receive Gen-Probe shares
- **mid-August** — **Effective date of spin-off/capital reduction**
  - form 10 becomes effective
  - listing for Gen-Probe on US stock exchange will be approved
  - Gen-Probe shares will be distributed to Chugai shareholders and thereafter regular trading in Gen-Probe shares can take place[2]
- To achieve an orderly market in Gen-Probe shares at the time the spin-off becomes effective, financial advisors of Chugai and Gen-Probe will take steps to create an awareness of Gen-Probe shares through a program of investor relations activities, including roadshows and the publication of equity analysts research material, etc.

[1] Note that the record date for the spin-off is not the same as the record date for the AGM

[2] In general, the Form 10 filings become effective within 60-75 days following the filing

Tender offer for Chugai shares by Roche


Roche

Pharmaceuticals

- **beginning of August** — **Following the record date for Gen-Probe spin-off**
  - Roche to launch a tender offer for 10 % of Chugai's outstanding shares (approximately 30 million shares) at 2,136 yen per share
- **beginning of September** — **Expiration of tender offer**
  - Pro-rata allocation of Chugai's outstanding shares if more than 10 % of Chugai's shares are tendered

Allotment of shares to Roche by TPA and merger

Roche

Pharmaceuticals

- **end of September allotment**

  Allotment of shares to Roche by third party

  - Chugai to issue new shares to Roche at JPY 1,780 per share
  - The size of issuance is subject to the outcome of the tender offer

- **4th quarter 2002**

  Merger

  - Chugai to merge with Nippon Roche


Roche

Pharmaceuticals

Pharmaceuticals Division

additional slides

Pharmaceuticals sales in 2001

Growth recovered through the year

Roche

Pharmaceuticals

Roche Prescription	3,452 -5 %	3,661 8 %	3,388 8 %	3,693 10 %
Genentech Prescription	626 43 %	702 35 %	746 36 %	792 38 %
Total Prescription	4,079 0 %	4,363 12 %	4,135 12 %	4,486 14 %

* growth in local currencies from the same period in 2000


Total prescription* sales by therapy area in 2001
Future growth in: oncology, virology, metabolic disorders, inflammation/autoimmune
Roche
Pharmaceuticals
other -14 %
CNS -24 %
infectious disease -3 % and virology
metabolic disorders 0 %
dermatology -8 %
oncology +62 %
inflammation / autoimmune +8 %
cardiovascular +1 %
2 %
8 %
20 %
12 %
8 %
24 %
17 %
9 %
* Roche and Genentech combined
all growth figures are in local currencies

Total prescription* sales at 2001

Growing importance of new products+

Roche

Pharmaceuticals

new product+ share of total sales



19 %
22 %
30 %
1999
2000
2001

* Roche and Genentech combined

\+ launched in last five years

Genentech highlights 2001 (adjusted)

Strong growth and building for the future

- Revenues doubled to CHF 2.87 billion in last three years.
- Oncology contributes 67 % of total sales
- EBITDA increased by 39 %
- Pipeline:
  - 4 new projects
  - 3 NDA/BLA filings (Herceptin, FISH testing, Nutropin AQ Pen)
- New alliances with
  - COR Therapeutics/Schering Sales Management
  - OSI Pharmaceuticals
  - Gene Logic
  - Celera Genomics
  - Inpharmatica Ltd.
  - Immunogen, Inc./IRL
  - Rinat Neuroscience

Roche

Pharmaceuticals

OTC highlights 2001 (adjusted)


Roche

Brand focus driving sales and profit performance

Pharmaceuticals

- Eight key global brands
  - with 9 % average growth in last 10 years
  - now contribute 60 % of OTC sales
- Sales growth in a contracting market: increasing market share
- EBIT increased by 10 %, EBITDA by 5 %
- Margins increased to 17 % (EBIT) and 21 % (EBITDA)

Reshaping for future growth


Roche

Pharmaceuticals

- Align resources to attain/retain leadership in priority disease areas
- Realize organic growth potential, together with potential strategic moves, to return Division's sales growth to market growth rates or above
- Re-shape cost structure to improve operating profit margin to 20-25 % of sales

Reshaping for future growth

Reshaping in research


Roche

Pharmaceuticals

- Research produced 14 clinical candidates in 2001 compared to 9 in 1999 and 10 in 2000
- Streamlined our research facilities with the closure of Welwyn Discovery and transitioning Viral Disease Research to Palo Alto (in process)
- Successful rollout of Rodin and IRCI that gives us a leadership position in the industry in research informatics
- Successfully launched the Therapeutic Protein Initiative to exploit targets amenable to protein therapeutics
- Launched the Joint Program on Applied Genomics (JPAG) to manage Genomics across divisions and functions

Reshaping for future growth

Reshaping in development

- 12 NDA submissions
- 7 NDA approvals
- Closure of Palo Alto and Mannheim

Roche

Pharmaceuticals

EBITDA margins in pharmaceuticals sector

Roche now amongst its peers



Roche
Pharmaceuticals
Roche Pharmaceuticals
Roche total prescription
AHP
AstraZeneca
Aventis
Bayer*
BMS**
Eli-Lilly
GSK
J&J*
Novartis
Pfizer*
0
10
20
30
40
50
EBITDA margin (%)

* year 2000
** estimated

Development pipeline progress in 2001

13 new entries


Roche

Pharmaceuticals

project	description	entered
R944	protease inhibitor, HIV disease	phase 0
R1065	GPCR modulator, obesity	phase 0
R1067	GPCR modulator, depression	phase 0
R1124	GPCR modulator, emesis	phase 0
R1204	GPCR modulator, depression and anxiety	phase 0
R1295	integrin antagonist, asthma	phase 0
R1437	GPCR antagonist, benign prostatic hyperplasia	phase 0
R1439	nuclear receptor modulator, type 2 diabetes	phase 0
R1453	enzyme inhibitor, solid tumors	phase 0
R1456	nuclear receptor, emphysema	phase 0
R1487	kinase inhibitor, rheumatoid arthritis	phase 0
R1491	kinase inhibitor, solid tumors	phase 0
R1415 (Tarceva)	oncology, kinase inhibitor	phase II

Development pipeline progress in 2001

Projects moving forward

Roche

Pharmaceuticals

project	moved from	moved to
R411(VCAM-1)	phase 0	phase I
R1065	phase 0	phase I
R411	phase I	phase II
R667	phase I	phase II
R724 (T-1249)	phase I	phase II
R744	phase I	phase II
Xenical for Japan	phase I	phase II
R1415 (Tarceva)	phase II	phase III
NeoRecormon (once weekly)	phase III	phase IV
Xenical (type 2 diabetes)	phase III	phase IV
MabThera (aggressive non-Hodgkin's lymphoma)	phase III	phase IV

Development pipeline progress in 2001

Terminations and projects out-licensed

Roche

Pharmaceuticals

project	phase	action
R640	phase 0	terminated
R1068	phase 0	terminated
R1125	phase 0	terminated
R1395	phase 0	terminated
R1435	phase 0	terminated
R1458	phase 0	terminated
R449	phase I	terminated
R545	phase I	terminated
R594	phase I	terminated
R665	phase I	terminated
R672	phase I	terminated
R804	phase I	out-license
R453	phase II	out-license
R643	phase II	terminated
R404	phase III	terminated

R&D pipeline overview
By therapy area

Roche

Pharmaceuticals

Research


Vascular
17
5
11
24
23
41

125 projects

Development


Cardio-
vascular
3
3
4
5
19
10
15
3
1

70 projects including 30 NME's*

* New Molecular Entities prior to regulatory approval


Rocephin®
ceftriaxone



Roche

Pharmaceuticals

- Sales CHF 1.7 billion, 1 % growth
- Change in NCCLS breakpoints* after 19 years on market
- Declining sales in markets with patent expiry due to generic competition
- Outlook: slow sales decline


ROACCUTANE®
isotretinoin

- Sales CHF 1.17 billion, -8 % decline
- SMART-program designed and implemented
- Some generics expected in US in 2002

*NCCLS: national committee of clinical laboratory standards


KYTRIL®
granisetron HCl
Tablets and Injection

2001

- Sales CHF 437 m in first full year at Roche
- Good growth in EU and Japan, price competition in US
- Filing of post-operative nausea and vomiting (PONV) in US
- Re-launch roll-out through H2

Outlook

- PONV approval in US in 2002
- Submission of PONV in 2002 in EU

Roche

Pharmaceuticals


XENICAL
orlistat


Roche

Pharmaceuticals

2001

- Sales CHF 963 m, growth 4 %
- Return to growth driven by
  - marketing strategy focused on patient-driven demand, patient support and patient satisfaction
  - launches in major Asian markets

Outlook

- Continued emphasis on patient support and satisfaction
- Publication of new weight loss data and XENDOS type 2 diabetes study
- Continued single digit growth


Carvedilol
one life · one heart · multiple protection


Roche

Pharmaceuticals

2001

- Sales CHF 289 m, 23 % growth
- Major trial results
  - COPERNICUS, 35 % mortality reduction in severe chronic heart failure (CHF) patients
  - CAPRICORN, 23 % reduction in mortality and 41 % reduction in risk of reinfarction on top of ACE inhibitors and Aspirin

Outlook

- Clinical results to be presented at congresses in US and Europe
  - CHRISTMAS, carvedilol in CHF patients with hibernating myocardium
  - CARMEN, carvedilol alone or in combination with ACE inhibitors in CHF patients
- Continuing regulatory approvals for severe CHF
- Continued double-digit growth expected

Expectations for 2002
Clinical newsflow (1)

- Bonviva, phase III (oral) data
  - World Congress of Osteoporosis, Lisbon in May
- Pegasys phase III data
  - New combination data in different HCV genotypes to be presented at EASL, Madrid in April
- Carvedilol
  - Christmas study: ACC, Atlanta in March; Heart Failure, Oslo in June
  - Carmen study: ESC, Berlin in September; AHA, Chicago in November
- Avastin phase III, relapsed breast cancer, Q2/Q3 2002

Roche

Pharmaceuticals

Expectations for 2002
Clinical newsflow (2)

Roche

Pharmaceuticals

- CellCept
  - "Creeping Creatinine" study, ATC Washington in April
- NeoRecormon
  - Once weekly dosing vs. 3x/week in haematological tumours
  - Once weekly and once fortnightly dosing vs. 2-3x/week in peritoneal dialysis patients (CAPD)
- Herceptin
  - Three-weekly dosing, European Breast Cancer conference, Barcelona in March
  - In combination with vinorelbine in advanced metastatic breast cancer, and in other tumor types, ASCO, Florida in May
- Xenical
  - XENDOS study, Q3 2002

Expectations for 2002

Clinical newsflow (3)


Roche

Pharmaceuticals

- T-20
  - 48 week data from phase II studies, Retroviruses conference, Seattle in February
  - Phase III results, World AIDS Conference, Barcelona in July
  - Phase III results, ICAAC, San Diego in September
- T-1249
  - Phase I study results: pharmacokinetics and safety, H2 2002

Expectations for 2002

NDA Filings

Roche

Pharmaceuticals

	H1 2002	H2 2002
Bondronat		metastatic bone disease in breast cancer (EU)
Bonviva	prev/trmt of osteoporosis (EU, US)	
Roche ribavirin		combination with interferon-α in hepatitis C (US, EU)
NeoRecormon	once weekly in oncology (EU)	
Pegasys		hepatitis C monotherapy (J)
T-20		treatment of HIV/AIDS (EU, US)
Valcyte		treatment of CMV retinitis in solid organ transplantation (EU, US)
Viracept		625 mg tablets (EU)
Xeloda		first line therapy in metastatic colon cancer (J)

Expectations for 2002

Launches

Roche

Pharmaceuticals

	H1 2002	H2 2002
CellCept		other organ transplant (heart, liver, lung) (J)
Roche ribavirin		in combination with interferon-α for hepatitis C (EU)
Kytril		post-operative nausea and vomiting (US)
MabThera	aggressive NHL (EU)	
Pegasys		in chronic hepatitis C mono- and combination therapy (EU, US)
Tamiflu	treatment of influenza A & B trmt in children and adults (EU)	
Xeloda	third line monotherapy in metastatic breast cancer (J)	
Xeloda	in combination with Taxotere in metastatic breast cancer (EU)	


Roche

Pharmaceuticals

Genentech
Outlook 2002

- Xanelim BLA submission
- Xolair BLA amendment submission
- Anti-tissue factor IND submission
- Avastin
  - colorectal cancer: Phase III enrollment to complete
  - relapsed metastatic breast cancer: BLA go/no go decision
- Expected launch of Nutropin AQ Pen
- rhu Fab-AMD phase III: go/no go decision
- Four new projects into development

Prescription medicines strategy

Focus for growth

Roche

Pharmaceuticals


Roche


Genentech, Inc.
IN BUSINESS FOR LIFE
25
YEARS



short-term

- oncology
- virology
- metabolic disorders
- transplantation

long-term

- oncology
- virology
- metabolic disorders
- inflammatory diseases
- genito-urinary diseases
- central nervous system
- peripheral vascular diseases

Genentech

- oncology
- cardiovascular
- immunology

Recent business development deals

Roche

Pharmaceuticals

year	partner	product/ project	therapy area	deal
2002	Vernalis	diabetes	metabolic diseases	strategic alliance
2002	Vernalis	anti-obesity drugs	obesity	research and co-development
2001	Chugai (to be completed)			strategic alliance
2001	GSK	Bonviva	osteoporosis	co-development / -promotion
2001	ICN	Levovirin	virology	in-license
2001	OSI/Genentech	Tarceva	oncology	in-license and co-development/marketing
2001	Genemab	MAB	oncology	in-license
2000	Vernalis	NME	obesity	in-license
2000	Morphosys	MAB	CNS	in-license
2000	GlaxoSmithKline	Kytril	oncology	acquisition
1999	Trimeris	T-20 & T-1249	virology	in-license
1999	DeCode	disease gene identification	various	intellectual property access

NME = new molecular entity
MAB = monoclonal antibody

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Text of speeches by Franz B. Humer and Erich Hunziker

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315



Media Release

Printable Version

Basel, 27 February 2002

Annual Media Conference

held at the Roche Forum Buonas on 27 February 2002, 10.00 h C.E.T.

Speeches English

(The spoken German text is definitive)

- Franz B. Humer
  – Chairman of the Board of Directors and CEO   Slides
- William M. Burns
  – Member of the Executive Committee and Head of Pharmaceuticals   Slides only
- Heino von Prondzynski
  – Member of the Executive Committee and Head of Diagnostics   Slides only
- Markus Altwegg
  – Member of the Executive Committee and Head of Vitam Fine Chemicals   Slides only
- Erich Hunziker
  – Member of the Executive Committee and Chief Financi Officer   Slides

---

Franz B. Humer

Ladies and Gentlemen,

My colleagues from the Executive Committee and I would like to welcome you to Roche's annual media conference. We are very pleased to have this chance to inform you first hand about our r for 2001 and Roche's outlook.

In particular, I would like to thank you for accepting our invitation us here on the beautiful Buonas Peninsula, in Roche's new management training and conference centre. Construction com



in 1997 of what is, first and foremost, a visible sign of our comm to promoting continuous exchange and development within the Beyond that, however, it is also a symbol of our commitment to Switzerland as a business location, with all its advantages for a operating company. I am convinced that this new centre will allo train and develop our international managers much more efficie cost-effectively than before.

A couple of words about our schedule today. In a moment I will an overview of Roche's 2001 results, along with a summary of t Group's prospects. Then the heads of the divisions will speak in about their respective businesses. As usual, Bill Burns will repo Pharmaceuticals, Heino von Prondzynski on Diagnostics, and D Markus Altwegg on Vitamins and Fine Chemicals. Our CFO, Dr Hunziker, will present the Group's consolidated results and finan performance in detail.

As always, you will have the opportunity to ask questions follow presentations.

I would like to make a few additional remarks before turning to t Roche Group's key performance figures for 2001.

In recent months — with good reason — there has been much d about pro-forma financial results. Allow me to explain again, brie we use pro-forma financials at Roche.

Since 1999 Roche has presented not only actual results but als adjusted figures, with one-off, special items excluded. In both 19 2000 the adjusted figures were a good deal lower than the actua results. The adjusted figures are compiled in a consistent and transparent manner, and the principles Roche follows in produc are summarised on page 74 of the Annual Report. By presentin adjusted figures — based solely on continuing operations, with effects of special items eliminated — alongside the actual result make it easier, for us and for you, to compare current and future consolidated results. This adds considerably to transparency.

Accordingly, for 2001 we are continuing this very practical way o presenting our results, giving the consolidated figures on the on and, using exactly the same principles as before, adjusted figure special items excluded on the other. For example, the adjusted omit the substantial gain of almost 4 billion francs on the sale of Genentech shares in 2000, as well as the one-time Pharmaceut Division restructuring costs and additional provisions for the vita case in 2001.

In my presentation I will refer primarily to the adjusted figures, w based purely on our continuing operations. Dr Hunziker will then present the consolidated financial statements and explain the adjustments in detail.

I come now to my overview of the key performance figures.

Group results — Another increase in sales and adjusted o profit

In all of our core businesses we have achieved or surpassed the objectives for 2001 that were published this time last year or at



year media conference.

- Group sales rose 8% in local currencies — in other word the effects of exchange-rate fluctuations eliminated — an Swiss franc terms to over 29 billion Swiss francs.
- On an adjusted basis, there was a double-digit increase i divisional cash-flow. Even in the consolidated financial statements cash-flow was high, at 6.4 billion Swiss francs
- One very positive feature is that, as in 2000, we saw a ris adjusted operating profit, which was up 11% to 4.8 billion with increased sales and the Pharmaceuticals Division's restructuring programme, 'Reshaping for Future Growth', major factors. It will take just one year for this programme reach the payback point, not two, as originally planned. Consolidated operating profit declined to 3.2 billion Swiss This was due mainly to special items such as the gain on sale of Genentech shares in 2000 and the restructuring c the Pharmaceuticals Division and the provisions for the v case in 2001.
- At 1.5 billion Swiss francs, full-year net financial income f was roughly equal to financial income in the first half, as predicted at mid-year. This decline in comparison with th figure was due to the downturn on international stock ma Even so, financial income was more than enough to cove Group's financial expenses.
- Adjusted profit before taxes was 5% higher than in the pr year. Net income was down slightly, however, by 4%, as of higher income taxes. Tax expenses were higher becau operating income accounted for a considerably higher pr of pre-tax income than in the past and because the gain sale of LabCorp shares was taxed in the United States. Consolidated net income amounted to 3.7 billion Swiss fr marked decline from the previous year. This was due to t same special items that influenced operating profit.

In view of the Group's good overall result, the Board of Directors propose an increase in the dividend of 13%, to 1.30 Swiss franc share and non-voting equity security, at the Annual General Me 16 April. If approved, this will be the fifteenth consecutive increa

In addition, the American economist Dr DeAnne Julius and the G political scientist Horst Teltschik, Chairman of the Board of the Q Foundation, will be nominated for election as new members of t Roche Board of Directors.

Transparency improved — corporate governance strength
Apart from the improved comparability of our financial statemen changes have been introduced to make the 2001 Annual Repor transparent. Among other things, the 2001 figures include

- a detailed breakdown of Pharmaceuticals profit by segme Roche prescription drugs, Genentech prescription drugs OTC
- expanded information about the composition of financial
- details of the compensation paid to members of the Boar Directors and the Executive Committee
- information on payments made to the Group and statutor auditors
- and information on the stock option programme for the G



high-level employees; the programme results in no dilutio
value of Roche securities because the underlying non-vo
equity securities are bought on the stock market

In addition to the Board committees established in the past to en
that Group operations are managed and supervised with a focu
creating value, and which are made up of non-executive membe
the Board, in 2001 we reinforced the framework of corporate
governance at Roche by creating the post of Compliance Office
ensure that Roche's corporate principles are adhered to through
Group. And, in Finance, we established the post of Finance Ris
Manager to ensure that we have adequate controls in place in th
as well.

Strong increase in sales – Pharmaceuticals and Diagnostic growth

A glance at the divisional sales figures shows that the 8% local
increase in Group sales revenues was driven by positive growth
Pharmaceuticals and Diagnostics Divisions.

Sales in the Pharmaceuticals Division increased by 1 billion Sw
francs to 18.7 billion, fuelled by very strong sales growth from n
oncology products like Mabthera/Rituxan, Herceptin and Xeloda
robust sales of established products such as CellCept, an
immunosuppressant used following organ transplantation. The g
of our top-selling products more than compensated for losses d
generic erosion and a downturn in sales of our anti-HIV medicin
Sales of anticancer medicines were up by two-thirds and alread
account for a quarter of our prescription drug sales. Roche is no
global sales leader in oncology.

With four products generating sales of 1 billion Swiss francs or m
the Pharmaceuticals Division has a much broader revenue base
did even a few years ago. As recently as 1997 Rocephin was ou
product in this league, whereas today it is joined by Roaccutane
CellCept and, most notably, Mabthera. And coming close to the
franc mark is Xenical, which last year posted sales of 960 millio
francs. With a total of 46 new molecular entities in development
including compounds for which we hold opt-in rights — our pipe
well stocked in terms of both the number of projects being pursu
more importantly, the quality of those projects.

With sales up 14% in local currencies, the Diagnostics Division
grew well ahead of the market. Significantly above-market grow
seen in all five business areas — Applied Science, Molecular
Diagnostics, Centralized Diagnostics, Near Patient Testing and
Diabetes Care — underscoring and strengthening Roche Diagn
position as the global market leader.

As already reported, a licensing lawsuit brought by Igen resulted
year in a jury verdict in favour of the plaintiff. A lower court in the
States has ordered Roche to pay compensatory damages of 10
dollars and punitive damages of 400 million dollars and awarde
licensing rights to the plaintiff. In our opinion, this judgement is
unjustified and excessive, and we intend to file an appeal. As al
previously reported, Roche took over the lawsuit when it acquire
Boehringer Mannheim and recorded provisions at the time for p
liabilities. The licensing agreement with Igen will remain in force
final legal decision is reached. At the appellate stage the case w



heard by a panel of judges rather than by a lay jury.

The lower court judge has since formalised the jury's verdict, bu same time issued a ruling limiting Igen's use of technological improvements made by Roche Diagnostics. Igen has been restr from licensing Roche Diagnostics' improvements to the electrochemiluminescence (ELC) technology in the major marke segments originally licensed to Roche Diagnostics. This clarifyin is a step in the right direction.

The decline in sales in the Vitamins and Fine Chemicals Divisio largely be accounted for by the fact that the previous year's figu include sales of medicinal feed additive products up to the date disposal in May 2000. Excluding the medicinal feed additives bu divisional sales advanced 3% in local currencies, helped by con volume growth. The vitamins business defended its global leade position in what, for the present, remains a difficult economic environment.

With the conclusion of proceedings in the European Union, follo earlier antitrust action in the United States, the two principal investigations into past anticompetitive practices dating from the 1990s in the vitamins industry have been brought to a close. Fu progress has also been made, particularly in recent months, tow resolving outstanding suits filed by US customers. Additional pro of 760 million Swiss francs have been recorded to cover potenti liabilities arising from customer lawsuits in the United States. Th amount is based on the assumption that outstanding litigation w resolved on terms similar to the settlements already reached in individual civil suits. The division also continued the unbundling begun several years ago by creating units which, to a large exte legally and organisationally independent. As a result, the condit now largely in place for a strategic realignment of the division. W currently reviewing strategic options for our vitamins business o the Roche Group.

Pharma outpaces market from second quarter on – Double growth (in local currencies) after a weak start

Apart from being another year of very strong double-digit growth Diagnostics, 2001 was highlighted by accelerated growth of pre drug sales (including Genentech) in the last three quarters. Afte stagnating in the first three months of the year, sales by the Pharmaceuticals Division increased by double-digit percentages second, third and fourth quarters, for an average growth rate of 11% during this period. This was higher than the rate of global m growth.

Sales of non-prescription medicines declined slightly in the seco of the year, with Roche Consumer Health posting a full-year sal of 1.7 billion Swiss francs. This was a gain of 1% in local curren This modest increase was greater than the rate of growth for the market as a whole.

By contrast, sales of prescription medicines averaged 9% growt local currencies for the full year, and thus lagged 1 percentage behind last year's global market growth rate of 10%. Considerin stagnant first-quarter sales, which we had to make up for during remaining nine months, this is a very solid result.



Cost structure significantly improved – Expenditures fall w sales increase
In addition to improving sales, we have also made progress on side. Thanks to the measures we have taken, Group expenditur production, marketing and distribution, and research and develo all grew more slowly than sales. The result was a significant improvement in the Group's cost structure in 2001.

On an adjusted basis, marketing and distribution expenses decl 55 million Swiss francs, or 1%, to 8.5 billion Swiss francs, after r 2% in the first half year. Expressed as a percentage of Group sa marketing and distribution expenses were down 1.9 percentage for the full year.

The Group's research and development expenditures were dow slightly for the year, showing a 1% decrease to 3.9 billion Swiss Research and development expenses as a percentage of Group decreased from 14% to 13%. In the Pharmaceuticals Division, w accounts for more than 80% of the Group's total R&D spending research and development expenses equalled 17% of divisiona — down slightly from the 18% reported in 2000, but still compar high for the industry. This does not mean that we are cutting ba research. Rather, it is a reflection of the fact that resources are targeted more effectively at projects with a high potential for suc Recognising how critical innovative R&D continues to be for our we have increased spending in this area from 2.5 billion to just u billion Swiss francs over the past five years.

Our improved cost structure is largely a result of the Pharmaceu Division's restructuring initiative, 'Reshaping for Future Growth', launched in the first half of 2001, which has already resulted in savings of roughly 600 million Swiss francs. Dr Hunziker will hav to say about this later.

Operating profit increased – Double-digit growth in Pharmaceuticals and Diagnostics
In the Pharmaceuticals Division, operating profit rose 13% on an adjusted basis to 3.7 billion Swiss francs. Operating profit in the Diagnostics Division showed another double-digit increase, adv last year by 21% to nearly 1 billion Swiss francs, thanks to stron divisional sales growth, particularly in Molecular Diagnostics and Diabetes Care.

The year-on-year drop in operating profit in the Vitamins and Fin Chemicals Division was partly attributable to the one-time gain i on the sale of the division's medicinal feed additive products, bu also a result of slightly lower selling prices and increased raw m and energy costs in 2001.

Operating profit margins continue to improve – Increases i Pharmaceuticals and Diagnostics
The Group's adjusted operating profit margin increased by 0.8 percentage points to 16.4%, although the previous year's figure included substantial gains on the sale of the rights to Coreg and disposal of the medicinal feed additives business.

The Pharmaceuticals Division improved its operating profit marg slightly, to almost 20%. This is all the more satisfying given that Pharmaceuticals results for 2000 included a half billion Swiss fra



on the sale of the US and Canadian rights to Coreg.

As I mentioned earlier, our Annual Report 2001 is the first to inc operating profit margins for each of the three reportable segmen our Pharmaceuticals Division. Thus the operating profit margin f prescription drugs marketed by Roche increased to over 23%. A International Accounting Standards, Genentech's contribution to Roche's operating profit was positive for the first time last year, it should be noted that, as a result of high depreciation and amo charges, Genentech reported a margin of just 2.5%. Finally, our consumer health business increased its margin by 1.9 percenta points to over 17% despite sluggish sales growth.

The operating profit margin in the Diagnostics Division also imp rising 1.3 percentage points to 14.4% on strong sales growth, d higher costs, particularly for new strategic alliances and licences division's comparatively low operating profit margin was largely amortisation charges arising from the Boehringer Mannheim acq which are still substantial.

Lastly, in the Vitamins and Fine Chemicals Division the operatin margin fell 3.9 percentage points to 9.8% as a result of the facto mentioned earlier.

Strong gross cash flow from divisions – EBITDA up by dou digit percentages in Pharmaceuticals and Diagnostics
A substantial improvement was also seen in EBITDA, a measur operating profit before depreciation, amortisation and impairmen long-term assets. Thanks to double-digit growth rates in our pharmaceuticals and diagnostics businesses, gross cash flow fr divisional operating activities increased significantly on an adjus basis, despite a decline in EBITDA in the Vitamins and Fine Che Division. This continued strong cash flow from our divisions has strengthened the Group's financial position.

EBITDA margins increased – Margin of nearly 30% in Pharr
Because they neutralise the effects of differing depreciation and amortisation charges, EBITDA margins are the best benchmark comparing the profitability of our Pharmaceuticals and Diagnost Divisions with that of other companies. Roche's amortisation ch amounted to more than 5% of sales in 2001, once again signific higher than the industry average. This was primarily due to good arising from growth through acquisitions and to accounting requirements under International Accounting Standards.

Accordingly, the divisional EBITDA margins — which again imp for Pharmaceuticals and Diagnostics in 2001 — are substantiall than our divisions' operating profit margins. This is most striking case of our Diagnostics Division, which had an EBITDA margin year of 27% — close to the level of profitability seen in the pharmaceuticals industry. Thanks to the restructuring of our pharmaceuticals business, that division's EBITDA margin climbe nearly 30%, from a little over 28% the year before. Our EBITDA for prescription medicines was nearly 31%, and thus comparabl of other leading pharmaceuticals companies.

The profitability of our operating activities thus clearly improved Moreover, the Roche Group has a very solid balance sheet. At t of last year the Group's net liquidity amounted to 5 billion Swiss



and the ratio of equity to total assets was 45%.

Outlook — Focus on creating added value in healthcare
Looking to the short to medium term, Roche anticipates further improvements in growth and profitability in its Pharmaceuticals a Diagnostics Divisions.

The performance of the Pharmaceuticals Division will largely de this year on the extent to which Accutane sales decline after the goes off patent. For that reason, we are expecting mid-single-di growth for the division this year. To date, no generic competitors entered the US market. The alliance with Japan's research-orie Chugai Pharmaceuticals Co. is expected to provide a strong ad impetus for growth; the transaction will make Roche number 5 in the world's second-largest pharmaceuticals market. This, couple our strong product portfolio and the roll-out of new medicines su Pegasys, will leave our prescription drug business well positione return to market-level sales growth in 2003. As mentioned last O the US Food and Drug Administration has requested additional changes to the Pegasys manufacturing process. In the meantim have generated the required data, and we are therefore confide the product will be approved, as planned, in the fourth quarter o year.

We anticipate stable profit margins in our Pharmaceuticals Divis year. Over the next three years we expect the division's operatin margin to move up towards 25%.

We expect double-digit sales growth to continue this year in the Diagnostics Division. Our goal is to increase the division's opera profit margin in the medium term — that is, within the next five y from the 14.4% recorded last year to slightly better than 20%. A world leader in diagnostics, we intend to take an active role in s the market, and to be better able to fill that role, we have realign business areas to focus more closely on customer needs.

For the Vitamins and Fine Chemicals Division, we expect sales in the low single-digit range with steady profit margins. Thanks t superior know-how and the competitive advantage of being the cost producer in the industry, the division is ideally equipped to its number 1 position in the long term. However, in future we wa focus even more closely on the healthcare market in the narrow sense, and we will therefore be reviewing strategic options for th division outside Roche and will then take the appropriate steps.

At the Group level, we anticipate sales growth in the mid- to hig digit range this year. Barring extraordinary events, we expect to slight increase both in operating profit and in gross cash flow fro operating activities (EBITDA). Including synergies, and excludin time costs, the alliance with Chugai is expected to increase Roc EBITDA by 500 to 600 million Swiss francs. Revenue synergies improved cost structure should have a positive impact on net inc from the second full year on.

Based on a cautious investment policy and the difficult outlook f markets, we anticipate that net financial income will be consider lower in 2002 than it was last year.

Having our strong Diagnostics and Pharmaceuticals Divisions w



together wherever this makes sense in medical, health-econom commercial terms is critical for our future success. This importa element of our strategy is symbolised by the new research build opened last year in Penzberg (Germany), in which R&D facilitie diagnostics and therapeutics are combined under a single roof f first time. Our aim for the medium term is to draw on new resea discoveries to provide a range of treatments more closely tailore needs of individual patients. Integrated healthcare solutions and targeted medicines not only benefit patients, they also help hea payers to make optimum use of available funds.

The Givaudan spin-off in 2000, the acquisition of a majority inte Chugai, which will strengthen our presence in the world's secon largest pharmaceuticals market, the review now under way of st options for the Vitamins and Fine Chemicals Division and, abov improvements we are continually making in our operating busin leave us well equipped to position Roche as an innovative, stron focused healthcare company that delivers sustainable value for patients, employees and shareholders.

Erich Hunziker

Good morning Ladies and Gentlemen

Agenda
I have structured my presentation as follows: After a short introd will elaborate on the results as reported in the financial stateme Then I will cover the adjusted results, followed by the balance s our liquidity position. Some selected topics will then be discusse more detail, and I will wind up with a summary.

Annual Report 2001 – Increased transparency
During my first three months in this job I had several studies don the perception of Roche by the financial community. One comm finding of the studies in both Europe and the United States was request for increased transparency – in particular with regard to operating performance.

We respect this request, and therefore further expanded the det given in our Annual Report 2001. I have summarised the most important items on this slide: The explicitly stated principles for adjusting our results, the breakdown of our Pharmaceuticals Div performance, very detailed information on financial items in the statement and the balance sheet and, what is of special interes these days, a clear statement that the Roche Group does not ha off-balance sheet items.

Before coming to the results I would like to mention the creation new position for a "Financial Risk Manager". This new function h important role to play in living up to state-of-the-art Corporate Governance standards.

Let me now continue with the results as reported in the financia statements.

Group profits 1999 to 2001 (as reported) – Significant volat



Roche experienced significant ups and downs year by year, as in the financial statements. Whereas in the year 2000 we record 50% increase in net income to over 8.6 billion Swiss francs, we looking at a reduction of 57% to 3.7 billion Swiss francs for 2001 three years there were specific items of a one-off nature that pla significant role.

Group operating profit (as reported) – Pharmaceuticals restructuring and vitamin case
Operating profit declined by 54% to 3.2 billion Swiss francs. The 2000 figures include six months of the Fragrances and Flavours Division's results, basically impacting every single line from sale profit. Furthermore, operating profit for 2000 was boosted by ne operating income of 2.6 billion Swiss francs arising from special notably the 3.9 billion Swiss franc gain on the sale of Genentech and a 1.1 billion Swiss franc impairment charge arising from a c in International Accounting Standards (IAS).

The year 2001 includes net operating expenses of 1.5 billion Sw francs for the Pharmaceuticals Division restructuring and the vit case. Costs of 777 million Swiss francs were incurred in 2001 d the implementation of the Pharmaceuticals Division's Re-shapin Future Growth program. Moreover, we have recorded additiona provisions of 760 million Swiss francs for the vitamin case. This is based on the course of litigation and recent settlement negoti mainly in the United States.

Net income (as reported) – Lower financial income
Financial income in 2001 is considerably lower than in 2000 due world stock market declines. 2000 net income also included a o gain of 1.4 billion Swiss francs arising from changes in IAS. The factors, coupled with the operating factors on the previous slide the large drop of 57% in net income.

Ladies and Gentlemen, I think you can agree that evaluating the performance based solely on the results in the financial stateme hinders seeing the trends of the underlying business. Therefore did last year, we are providing an additional perspective to the r "as reported in the financial statements" by giving you the result "adjusted basis".

The adjusted result in 2001 and 2000 – Pharmaceuticals restructuring and vitamin case
The main purpose of the adjusted results is to further improve th visibility of the underlying and on-going business. It may be of in for you to learn that they are also used as additional statements internal management of the Group. As our Chairman, Dr Humer already pointed out, the adjustments follow clear and consistent principles. By "clear", I mean that we say explicitly what is and is included in the adjusted results. And with "consistent", I mean th principles have not been altered since 1999, when we adopted concept of the adjusted basis for the first time.

On this slide you see all the special items mentioned before. Le emphasize, that, since 1999, almost 4 billion Swiss francs in inc has been excluded from the adjusted results.

In the following, we shall concentrate on the income statement o adjusted basis.



Group operating profit 2001 (adjusted) – Positive impact of Pharmaceuticals restructuring
On the one hand, the operating part of the income statement sh sales growth of 6% at Group level, and on the other – as a resu Pharmaceuticals restructuring project – reduced costs in all maj functions. The additional amortisation charges follow the acquis Kytril. Net other operating expenses increased substantially. Ne 50% of this swing of almost 1.2 billion Swiss francs is due to the the sale of Coreg, which we recorded in 2000. In 2001, moreove had substantially higher royalty expenses for Diagnostics and Genentech, and a significant increase in exchange losses on receivables due to the devaluation of the Turkish, Brazilian and Argentine currencies.

The combination of all these developments allowed Roche to im its operating profit by 11% to 4.8 billion Swiss francs.

This brings us to the non-operating performance on an adjusted

Net income (adjusted) — Lower despite higher profit before
As indicated last year, net financial income of 1.5 billion Swiss f came in at a similar level as the half-year result. I will elaborate this on the next slide. Operating profit now makes up a consider higher proportion of pre-tax income than in previous years. This an increase in the Group's effective tax rate, since operating inc typically occurs in jurisdictions with higher rates than apply to fin income. Furthermore, the financial income includes the gain on of LabCorp shares, which was taxable in the United States. Consequently, although pre-tax income in 2001 is 5% higher tha 2000, the 2001 tax charge is 44% higher. Net income is 4% low billion Swiss francs, with the 11% increase in operating profit be more than offset by lower financial income and the proportionate higher tax charge.

Financial income, net (adjusted) – Lower following declines world stock markets
The downturn on international stock markets in 2001 had a neg impact on the Group's financial income for that period. The net from equity investments – excluding the 1.2 billion Swiss franc g the sale of LabCorp shares – amounted to 1.7 billion Swiss fran 650 million Swiss francs less than in 2000. Despite this we gene sufficient financial income to more than cover the financial expe which consist mainly of interest costs. Interest expense was 1.4 Swiss francs, broadly in line with the previous year's figure.

Financial income, net (as reported) – Expanded disclosure
As an example of the further enhancement in transparency in ou Annual Report, you can see the very detailed breakdown of the financial income here.

Let us now turn to the balance sheet and liquidity of the Roche

Balance sheets – Solid financing for future opportunities
Total assets amounted to 75 billion Swiss francs, an increase of Swiss francs. Almost 80% of our balance sheet is financed long and the ratio of equity and minority interests to total assets was Thus Roche is solidly financed to cope with future opportunities are basically two reasons for the growth in assets and liabilities. a synthetic lease structure, which Genentech entered into durin



for certain of its facilities, has been reported on-balance sheet in Roche Group IAS accounts, with an increase to property, plant equipment of 1.1 billion Swiss francs. This results in a correspon rise in short-term and long-term debt. Secondly, surplus cash ge in 2001 was reinvested in liquid funds.

Equity movement – Major impact of changes in fair value
Despite a net income of 3.7 billion Swiss francs, equity only incr by a modest 5%. This reflects mainly the impact of changes in f values. Following the implementation of a new International Acc Standard, the major change in accounting policy for 2001 relate treatment of financial instruments. In particular, available-for-sa marketable securities and investments are now recorded at mar value in the balance sheet, and any changes in market value ar to equity until realised. Due to the nosediving world stock marke reduction in market value of 2.1 billion Swiss francs during the c 2001, net of tax and minority interests, was recorded in equity.

Cash flow – Free cash flow of CHF 4.5 billion
The free cash flow, meaning after-tax cash flow from operating financial investment activities, but before acquisitions and financ amounted to 4.5 billion Swiss francs. Main contributors on the in side were the again impressive and healthy EBITDA of the Divis the LabCorp proceeds and interest income, and on the outflow capital expenditures, paid restructuring costs, taxes and interes regard to financing activities, Roche had cash inflows from sales equity instruments and an increase in short- and long-term debt example from the "LYONs V" zero coupon exchangeable notes in July 2001. The free cash flow together with this cash flow was to repay some other long-term debt, for example the "Bull Sprea bonds and to pay dividends. The surplus – after deducting non- items such as the fair value movements – were reinvested in liq funds, increasing cash and marketable securities from 20.9 billio francs to 24.5 billion Swiss francs.

Net liquidity – In proportion to our entrepreneurial risks
Net liquidity, defined as financial assets at market value less de liabilities, increased during 2001 by 100 million Swiss francs to 5 billion Swiss francs. This is due to the reinvestment of the cash generated, partly offset by the fall in global stock prices affecting market values of marketable securities and own equity instrume

Before summarising my presentation, I would like to add some r on Genentech and Chugai.

Genentech 2001 – From Genentech US GAAP to Roche IAS
For the first time we are also disclosing the profits and profit ma the subdivisions within the Pharmaceuticals Division. We theref thought it appropriate to give you a reconciliation of the results published by Genentech, Inc. in accordance with US GAAP and Genentech segment's IAS results as used in the Roche consolid

Since 1999 Genentech, Inc. has published "Actual" and "Pro Fo results. The main differences between the two sets of results ar recurring effects of the acquisition by Roche, which are exclude Genentech's "Pro Forma" results. These are basically amortisat charges.

The principal starting point for the Roche consolidation of Gene



the "Actual" results. In other words, these amortisation charges of the operating expenses and thus reduce the operating profit. follows a reclassification of the US GAAP results into an IAS presentation, mainly differentiating between operating and finan items. One example is interest income, which in Genentech's presentation of results forms part of Revenues. Under an IAS presentation of results, this interest income is a component of fi income.

Finally, there are some accounting differences between US GAA IAS to consider. The biggest one, for example, is that under IAS process research and development costs related to the acquisit Roche are capitalized and amortised at Roche. Genentech, und GAAP rules, expensed this amount in 1999.

Ladies and Gentlemen, let me stress the fact that in 2001 Gene achieved a very impressive result – as indicated by the EBITDA of 33.7%. The fact that their operating profit contribution to the R Group is considerably lower than previously assessed by the fin community is purely a result of the factors already mentioned.

Financial impact of the Chugai transaction on Roche Grou
As announced in December 2001, the planned integration of Ch into the Roche Group is a major strategic step. Let me reconfirm guidance on this transaction which has not changed since our fi communication: Chugai will add 3 billion Swiss francs to Group Pharmaceuticals sales with a substantial increase foreseen ove next three years. EBITDA will increase by over 500 million Swis in the first year after completion (2003); the corresponding marg be slightly lower. The transaction will be minimally (less than 0.5 dilutive in the first full year following the completion on an EPS b a result of the amortisation charges Roche will have to bear, bu accretive on a cash EPS basis. Anticipated revenue synergies a savings will make the transaction accretive in the second full ye beyond.

Summary
Let me summarise my presentation as follows:

- We have considerably enhanced the transparency of the Report 2001
- Results in the financial statements are heavily impacted b special items
- On an adjusted basis, profits and profitability of our core businesses substantially increased
- Net financial income was lower due to the fall in world sto markets. The outlook for financial income in 2002 is diffic
- Roche is generating a healthy free cash flow and is solid financed

Roche is well equipped for future opportunities.

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Presentation Slides (Humer Speech)

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Annual Media Conference

27 February 2002

Franz B. Humer
Chairman of the Board of Directors
and CEO



Group results

Another increase in sales and adjusted operating profit

Sales	29.2	2	4	29.2	6	8
EBITDA	6.4	-42		7.8	10	
Operating profit	3.3	-54		4.8	11	
Financial income, net	1.5	-35		1.5	-12	
Profit before taxes	4.8	-50		6.3	5	
Taxes	-1.0	-54		-1.5	44	
Net income *as % of sales*	3.7	-57		4.8	-4	

* Local currencies

Transparency improved - corporate governance strengthened


Roche

- Financial statements present consolidated and adjusted figures, compiled according to clearly defined principles
- Breakdown of profits and profitability by segment for the Pharmaceuticals Division
- Detailed notes on financial result
- Disclosure of compensation paid to Board and Executive Committee members
- Disclosure of payments to Group and statutory auditors
- Compliance Officer, Finance Risk Manager


Roche

Strong increase in sales*

Pharmaceuticals and Diagnostics drive growth

In billions of CHF
6 % in CHF
17.7
18.7
2000
2001
Pharmaceuticals
10 %
6.3
6.9
2000
2001
Diagnostics
excl. MFA**
-2 %
1 %
3.6
3.5
2000
2001
Vitamins and
Fine Chemicals

* Adjusted
**Medicinal Feed Additives



Pharma outpaces market from Q2 on

Double-digit growth (in local currencies) after a weak start

Roche

in %	Q 1	Q 2	Q 3	Q 4	Year
Pharmaceuticals	0	11	10	12	8
Total Rx*	0	12	12	14	9
Roche Rx	-5	8	8	10	5
Genentech Rx	43	35	36	38	38
OTC	1	4	-1	-1	1

* Rx = prescription medicines

Roche



Cost structure significantly improved

Expenditures fall while sales increase

Marketing & Distribution
as % of sales



2001
29.0
2000
30.9

M&D expenditures down 1.9 % pts

Research & Development
as % of sales



2001
13.3
2000
14.2

R&D expenditures down 0.9 % pts

Pharmaceuticals restructuring: 'Re-shaping for Future Growth'

Operating profit* increased

Double-digit growth in Pharmaceuticals and Diagnostics

Roche

In millions of CHF

	2000	2001	Change
Pharmaceuticals	3,249	3,674	+13 %
Diagnostics	822	993	+21 %
Vitamins and Fine Chemicals	494	346	-30 %

* Adjusted



Operating profit margins* continue to improve

Increases in Pharmaceuticals and Diagnostics

Roche
Group
2001
16.4
2000
C/MFA
15.6
Pharmaceut.
19.6
Coreg
18.4
Diagnostics
14.4
13.1
Vitamins & FC
9.8
MFA
13.7

* Adjusted

Strong gross cash flow* from divisions

EBITDA up by double-digit percentages in Pharmaceuticals and Diagnostics



Roche
In millions of CHF
+13 %
4,970
5,603
2000
2001
Pharmaceuticals
+12 %
1,639
1,833
2000
2001
Diagnostics
-20 %
719
577
2000
2001
Vitamins and
Fine Chemicals

* Adjusted

EBITDA margins* increased

Margin of nearly 30 % in Pharma



Roche

Group
2001
26.7
2000
C/MFA
25.7
Pharmaceut.
29.9
Coreg
28.1
Diagnostics
26.6
26.2
Vitamins & FC
16.3
MFA
19.9

* Adjusted


Roche

Outlook

Focus on creating added value in healthcare

- Mid-single-digit sales growth in 2002
- Number 5 in Japan with Chugai
- Market-level growth in 2003
- Goal: operating profit margin approaching 25 % in 3 years

- Reinforce global lead with double-digit sales growth in 2002
- In the medium term, operating profit margin slightly >20 %

- Single-digit sales growth in 2002
- Consolidate position as global leader
- Review strategic options outside the Roche Group

Outlook (continued)


Roche

Focus on creating added value in healthcare

Group

- Mid- to high single-digit sales growth in 2002
- Slight improvement in operating and EBITDA margins
- Markedly lower net financial income
- Medium-term goal: operating profit margin >20 %
- Highly focused, innovative healthcare company with two strong core businesses: pharmaceuticals and diagnostics


Roche

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Presentation Slides (Hunziker speech)

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Annual Media Conference

27 February 2002

Erich Hunziker
Chief Financial Officer

Roche

Introduction


Roche

Annual Report 2001

Increased transparency

- **Roche principles for adjusted results** (Financial Review)
- **Breakdown of Pharmaceutical results into Roche prescription, Genentech prescription, Total prescription and OTC**
  (Financial Review and Note 4)
- **Composition of net financial income** (Note 10)
- **Derivative financial instruments** (Note 27)
- **Roche has no off-balance sheet items**

Roche

The result as reported in the financial statements


Roche

Group profits 1999 to 2001 (as reported)

Significant volatility

In millions of CHF

Net income
Operating profit
5,764
6,421
8,647
7,131
3,697
3,247
-57 %
-54 %
1999
2000
2001


Roche

Group operating profit (as reported)

Pharma restructuring and vitamin case

	2001 CHF m	2000 CHF m	change CHF m	change %
Sales	29,163	28,672	+491	2
Cost of sales	-8,339	-9,163	+824	-9
Marketing & distribution	-8,452	-8,746	+294	-3
Research & development	-3,893	-3,950	+57	-1
Administration	-1,219	-1,242	+23	-2
Amortisation	-1,553	-1,474	-79	5
Impairment	-18	-1,147	+1,129	-98
Pharma restructuring				
- Impairment of long-term assets	-187	-	-187	-
- Other restructuring costs	-590	-	-590	-
Other operating expense, net	-905	232	-1,137	-
Gain on sale of GNE shares	-	3,949	-3,949	-100
Vitamin case	-760	-	-760	-
Operating profit	3,247	7,131	-3,884	-54


Roche

Net income (as reported)
Lower financial income

	2001 CHF m	2000 CHF m	change CHF m	change %
Operating profit	3,247	7,131	-3,884	-54
Financial income, net	1,515	2,337	-822	-35
Income taxes	-1,038	-2,272	+1,234	-54
Tax rate in %	*22*	*24*		
Changes in acc. policies	-	1,395	-1,395	-100
Minority interests	-34	33	-67	-
Associated companies	7	23	-16	-70
Net income	3,697	8,647	-4,950	-57
% of sales	*13*	*30*		


Roche

The "adjusted" result

Operating performance

The adjusted result in 2001 and 2000

Pharma restructuring and vitamin case


Roche

In millions of CHF	2000	2001
Net income as reported in financial statements	8,647	3,697
• Discontinuing operations: *Fragrances & Flavours*	-108	-
• Major restructuring: *Pharmaceuticals 'Re-shaping for Future Growth'*	-	777
• Exceptional legal cases: *vitamin case*	-	760
• Gains/losses fully consolidated subsidiaries/associated companies		
- *Genentech reduction of ownership*	-3,949	-
- *LabCorp reduction of ownership*	-660	-
- *impact of fair value adjustment to Genentech inventories*	158	-
• Transition effects of changes in accounting policies	-234	-
• Income tax and minority interest effects	1,160	-435
Net income on an adjusted basis	5,014	4,799


Roche

Group operating profit 2001 (adjusted)

Positive impact of Pharmaceuticals restructuring

	2001 CHF m	2001 % sales	2001 vs. 2000	
Sales	29,163	100	+1,620	6 %
Cost of sales	-8,339	-29	+106	-1 %
M&D	-8,452	-29	+55	-1 %
R&D	-3,893	-13	+26	-1 %
Administration	-1,219	-4	-18	1 %
Amortisation	-1,553	-6	-114	8 %
Impairment	-18	-	-32	n.c.
Other op. exp., net	-905	-3	-1,160	n.c.
Operating profit	4,784	16	+483	11 %


6 %
-1 %
-1 %
-1 %
1 %
8 %
n.c.
n.c.
11 %

Roche

The "adjusted" result

Non-operating performance


Roche

Net income (adjusted)

Lower despite higher profit before taxes

	2001 CHF m	2000 CHF m	change CHF m	change %
Operating profit	4,784	4,301	483	11
Financial income, net	1,515	1,723	-208	-12
Profit before taxes	6,299	6,024	+275	5
Income taxes	-1,473	-1,026	-447	44
Tax rate in %	*23*	*17*		
Minority interests	-34	-7	-27	386
Associated companies	7	23	-16	-70
Net income	4,799	5,014	-215	-4
as % of sales	*16*	*18*		


Roche

Financial income, net (adjusted)

Lower following declines in world stock markets

	2001 CHF m	2000 CHF m	change CHF m	change %
Net equity and interest income	*1,689*	*2,339*	*-650*	*-28*
Gain on sale LabCorp shares	*1,160*	*296*	*864*	*292*
Total equity and interest income	2,849	2,635	214	8
Net interest expense	-1,449	-1,452	3	0
Net foreign exchange gains	4	342	-338	-99
Other	111	198	-87	-44
Net financial income	1,515	1,723	-208	-12


Roche

Financial income, net (as reported)

Expanded disclosure

In millions of CHF

	2001	2000
Gains on sale of marketable securities	979	2,145
(Losses) on sale of marketable securities	-271	-442
Gains on sales of LabCorp shares	1,160	956
Dividend income	161	201
Gains (losses) on equity derivatives, net	274	-
Write-downs and impairments of equity investments	-10	-65
Net income from equity investments	**2,293**	**2,795**
Interest income	646	537
Gains (losses) on interest rate derivatives, net	-57	-
Write-downs and impairments of long-term loans	-33	-33
Total interest income	**556**	**504**
Interest expense	-851	-907
Amortisation of discount on debt instruments	-501	-503
Time cost of provisions	-97	-77
Total interest expense	**-1,449**	**-1,487**
Foreign exchange gains (losses), net	261	325
Gains (losses) on foreign currency derivatives, net	-257	-
Net foreign exchange gains (losses)	**4**	**325**
Other financial income (expense), net	**111**	**200**
Total financial income (expense), net	**1,515**	**2,337**

Roche

Balance sheet + liquidity


Roche

Balance sheet

Solid financing for future opportunities

In Billions of CHF

Assets	31.12.00		31.12.01	
Total	69.5		75.3	
Liquid funds	20.6	30 %	24.5	33 %
Other current assets	14.1	20 %	14.3	19 %
Long-term assets	34.8	50 %	36.4	48 %

Equity, minorities & liabilities	31.12.00		31.12.01	
Total	69.5		75.3	
Current liabilities	13.9	20 %	15.6	21 %
Long-term liabilities	23.6	34 %	25.8	34 %
Equity & minorities	32.0	46 %	33.9	45 %



Equity movement
Major impact of changes in fair value
Roche
In millions of CHF
27,608
382
accounting policies, net
-981
dividends
3,697
net income
706
movements own equity instruments
-2,079
changes fair value
-360
currency translation losses and other
28,973
equity +5 %
31 Dec 00
31 Dec 01



Cash flow

Free cash flow of CHF 4.5 billion

CHF bn
20.9
Interest & other 1.3
LabCorp 1.4
EBITDA⁵ 7.8
Interest -0.9
Taxes -1.2
Restruct & other -1.7
PPE/IA² -2.1
free cash flow 4.5
Long-term debt 2.1
Short-term debt & other 1.1
NES³ 0.7
Long-term debt & other -3.1
Divid. -1.0
Fair value movements on m.s.⁴ -0.8
24.5
Cash and marketable securities¹ 1.1.2001
Cash flows from operating and finance activities and divestments
Cash flows from acquisitions and financing
Non-cash items
Cash and marketable securities¹ 31.12.2001

[1] at market values in accordance with new accounting standard
[2] property, plant and equipment; intangible assets
[3] non-voting equity securities (*'Genussscheine'*)
[4] marketable securities & other
[5] adjusted


Roche

Net liquidity

In proportion to our entrepreneurial risks

In millions of CHF	31 December 2001	1 January 2001
Cash and marketable securities	24,548	20,929
Other investments	2,366	2,394
Derivative financial instruments, net	8	271
Own equity instruments	2,128	4,370
Financial assets	29,050	27,964
Long-term debt	-16,395	-16,566
Short-term debt	-7,335	-6,165
Total debt	-23,730	-22,731
Net liquidity	5,320	5,233

Special topics

Roche


Roche

Genentech 2001

From Genentech US GAAP to Roche IAS

Genentech US GAAP (USD m)

Roche Group Genentech segment, IAS

Revenues

2,202

2,212

Product sales **1,775**

1,775 **2,995**

Net income

404

150

Operating profit

157

150

42

71

pro-forma

actual

actual

USD m **CHF m**

On-going impact of 1999 redemption and cumulative effect of accounting changes

Reclassification of US GAAP results to IAS presentation

US GAAP/IAS differences
- Amortisation of capitalised in-process R&D
- Miscellaneous others

Financial impact* of the Chugai transaction on Roche Group


Roche

- Incremental sales of JPY 180 bn (CHF 3 billion) to Roche's Group and Pharmaceuticals sales
- EBITDA expected to increase by CHF 500-600 million in first year after completion (2003); margins will be slightly lower (around 0.5 %)
- Minimally (less than 0.5 %) dilutive in first full year following completion on an EPS basis; accretive on a cash EPS basis
- We anticipate that revenue synergies and cost savings will make the transaction accretive in second full year and beyond

* based on 2000 figures and exchange rates; CHF/100 JPY 1.57; excluding non-recurring items


Roche

Summary

Summary

Roche

- Improving transparency
- Decreased net income caused by special items
- Improved underlying operating performance of the Group and the core businesses, Pharma and Diagnostics
- Lower net financial income 2001 and difficult outlook for 2002
- Strong balance sheet and cash flow


Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Pharmaceuticals Presentation

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Annual Media Conference

27 February 2002

William M. Burns
Head of the Pharmaceuticals Division

Pharmaceuticals sales in 2001

Stronger performance continues

Roche

Pharmaceuticals



OTC
9 %
Genentech Rx
15 %
Roche Rx 76 %

Prescription medicines:			
Total	17,062	7 %	9 %
Roche	14,196	2 %	5 %
Genentech	2,866	38 %	38 %
OTC	1,661	-2 %	1 %
Total Pharma	**18,723**	**6 %**	**8 %**

Total prescription*: Top ten 2001

Five products with annual sales of around CHF 1 billion

Roche

Pharmaceuticals

Rocephin	1,698	0 %	1 %
Mabthera/Rituxan	1,695	88 %	90 %
Roaccutane/Accutane	1,166	-9 %	-8 %
CellCept	1,056	34 %	36 %
Xenical	963	1 %	4 %
Herceptin	806	50 %	52 %
NeoRecormon	746	15 %	19 %
Viracept	452	-9 %	-8 %
Kytril	437	-	-
Nutropin, Protropin	435	11 %	11 %

*Total prescription/Total Rx = Roche and Genentech prescription medicines combined

Total prescription drugs sales by region

Double-digit growth in North America and Japan

Roche

Pharmaceuticals



Latin America -2 %
Western Europe +6 %
10 %
Japan +17 %
6 %
34 %
others +16 %
8 %
42 %
North America +12 %

All growth rates in local currencies


Roche

Pharmaceuticals

Total prescription drugs sales in 2001

Winners more than compensate for losers

Decline in local currencies		CHF m at constant fx			Growth in local currencies
-64 %	Dormicum	-259	810	Mabth./Rituxan	+90 %
-102 %	Draganon	-141	452	Kytril	-
-8 %	Roaccutane	-103	282	CellCept	+36 %
-21 %	Fortov./Invirase	-60	279	Herceptin	+52 %
-38 %	Anaprox	-50	121	NeoRecormon	+19 %
-8 %	Viracept	-38	112	Xeloda	+74 %
-19 %	Aulin	-34	65	Cymev., Valcyte	+28 %
-31 %	Tilcotil	-31	56	Dilatrend	+23 %
-9 %	Roferon-A	-24	43	Nutrop., Protrop.	+11 %
-79 %	Ticlid	-23	40	Tamiflu	+58 %



Pharma Re-shaping for Future Growth
Pay-back accelerated to one year
Roche
Pharmaceuticals
One-time restructuring costs
(Total ~CHF 1 billion)
Fixed asset impairments (non-cash)
Employee costs (cash)
187
590
CHF 777 m in 2001
Annual cost savings versus 2000
(~CHF 700 m p.a. from 2002)
CHF m
~600
~700
~700
2001
2002
2003
(and going forward)

Pharmaceuticals Division profitability*

Operating profit margin already approaching target

Roche

Pharmaceuticals

CHF m

6 % in CHF

17,686
18,723

Total prescription
2000
OTC

Total prescription
2001
OTC

Sales

13 %

4,970
5,603

2000
28.1

2001
29.9

EBITDA

as % of sales

13 %

3,249
3,674

2000
18.4

2001
19.6

Operating profit

*Adjusted

Total Rx operating profit margins*

Improvement more than compensates for Coreg gain in 2000


Roche
Pharmaceuticals

Total prescription
2001 19.9
2000 Coreg 18.7

Roche prescription
23.4
Coreg 22.9

Genentech prescription
2.5
-9.4

*Operating profit as percentage of sales, adjusted

Roche R&D pipeline today

30 Roche NMEs + 12 opt-in opportunities
+4 Genentech NMEs = 46 NMEs

Pharmaceuticals

Roche

Phase 0	Phase I	Phase II	Phase III/ registration
R944 HIV	R701 overactive bladder	R411** asthma	R420 (Pegasys) HCV
R1067 depression	R765 type 2 diabetes	R440 (CCI) solid tumours	R484 (Bonviva) osteoporosis
R1124 emesis	R1164* osteoporosis	R450 GPCR modulator stress incontinence	R698 (T-20) HIV
R1204 depression/anxiety	R1065* obesity	R483** (insulin sensitizer) type 2 diabetes	R1415 (Tarceva) oncology
R1295 asthma	R1270 (levovirin) HCV	R667** emphysema	R1471 (pegylated filgrastim) oncology
R1437 benign prostatic hyperplasia	R1273* solid tumours	R673** GPCR modulator depression/anxiety	Avastin (G)
R1439 type 2 diabetes	antibiotic (B)	R744 next generation anaemia treatment	Xanelim (G)
R1453 solid tumours	migraine (P)	R724 (T-1249) HIV	Xolair (G)
R1456 emphysema	cardiovascular disease (S)	psoriasis (B)	thrombopoietin (G)
R1487 rheumatoid arthritis	age-related macular degener. (G)	eczema (B)	
R1491 solid tumours	acute coronary syndrome* (G)	inflammatory bowel disease (G)	
antifungal (B)	anti-tumour* (G)	E-26 (G)	
antifungal (B)			

Collaborations

Opt-in opportunities
Basilea (B)
Genentech (G)
Pozen (P)
Speedel (S)

Genentech (without Roche opt-in but Roche benefits financially)

* in preparation for phase I **in preparation for phase II

Pipeline status at January 2002

R&D portfolio movements

January 2001 to January 2002


Roche

Pharmaceuticals

14	NMEs moved into phase 0
5	NMEs moved into phase I
4	NMEs moved into phase II
1	NME added to phase III (Tarceva)
5	Discontinued

Strong oncology franchise

Market leader with 3 innovative products


Roche

Pharmaceuticals

- Roche* assumed global oncology market leadership in 2001
- The only company to market three new products which improve patient survival
- Oncology sales* expected to increase from CHF 4 billion (2001)[1] to CHF 6-8 billion (2005)

[1] Sales from Mabthera/Rituxan, Herceptin, Kytril, Xeloda, Neupogen, NeoRecormon (25 %), Roferon-A (60 %), Bondronat, Furtulon

* Roche and Genentech combined

Roche near-term oncology pipeline


Roche

Pharmaceuticals

Phase II

R440 — **cell cycle inhibitor**
- for solid tumours resistant to other drugs
- mono- or add-on therapy

R420 — **pegylated interferon alfa-2a**
- malignant melanoma

Herceptin — **anti-HER2 monoclonal antibody**
- studies to expand in BC hormone

.... Collaborations

Opt-in opportunities
Genentech (G)

Phase III/ registration

Bondronat — **ibandronate**
- oral and injectable formulation for metastatic bone disease

Xeloda — **"smart" 5-FU**
- 1st line combinations in metastatic BC and CRC
- adjuvant mono- and combination therapies for CRC and BC

Herceptin — **anti-HER2 monoclonal antibody**
- studies to expand in BC adjuvant

R1471 — **pegylated filgrastim**
- pegylated recombinant G-CSF
- chemotherapy-induced neutropenia

R1415 — **Tarceva**
- tyrosine kinase inhibitor
- non-small cell lung (1st line) and pancreatic cancer

Mabthera — **rituximab**
- aggressive non-Hodgkin's lymphoma (US)

Avastin — **anti-VEGF antibody (G)**
- relapsed BC and CRC with chemotherapy

Expected first NDA filing dates

19 NMEs over next five years

Roche

Pharmaceuticals

2002	2003	2004	2005	2006	2006
Bonviva *trmt/prev osteoporosis*	Xenical *paediatric obesity*	Tarceva *non-small cell lung cancer*	R673 *anxiety/ depression*	R440 *solid tumours*	R1067 *depression*
T-20 *HIV/AIDS*	NeoRecormon *pre-filled syringe*	R744 *anaemia*	R483 *type 2 diabetes*	R411 *asthma*	levovirin *hepatitis C*
Valcyte *prevention of CMV*	carvedilol *hypertension*	Xeloda *adjuvant colon cancer*	R450 *stress incontinence*	R724 *HIV/AIDS*	R1273 *oncology*
NeoRecormon *needle-free injection system*	Xenical *hyperlipidemia (J)*	carvedilol *new formulation CHF*		R212 *2nd generation obesity*	R944 *oncology*
Xanelim *psoriasis*		Pegasys *chronic hepatitis B*		R944 *HIV/AIDS*	R701 *overactive bladder*
Xolair *allergic asthma*		Bonviva *trmt/prev osteoporosis*		Mabthera* *rheumatoid arthritis*	Mabthera* *1st line indolent NHL*

NMEs

Line extensions

Genentech projects

Status at February 2002

*Roche schedule

NME = new molecular entity

Roche

Pharmaceuticals

Chugai alliance
Planned timetable for 2002

27 June	Chugai shareholders to vote on proposed deal at Chugai AGM
Early August	Roche to launch tender offer for 10% of Chugai's outstanding shares at JPY 2,136 per share
Mid-August	Gen-Probe spin-off
Early September	Close of Roche's tender offer
End September	Chugai to issue new shares to Roche for JPY 1,780 per share (number of shares depend on tender offer outcome)
Fourth quarter	Merger of Chugai and Nippon Roche

Pharmaceuticals Division

Outlook


Roche

Pharmaceuticals

- Growth and profitability in 2002 will be significantly influenced by the rate of sales erosion following patent expiry of Accutane in the US in February
- Mid-single-digit sales growth
- Stable operating profit and EBITDA margins expected in 2002
- Strengthening product portfolio
- Japan presence strengthened through new Chugai
- Operating profit margin: improvement towards 25% expected in the next 3 years

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Diagnostics Presentation

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Annual Media Conference

27 February 2002

Heino von Prondzynski,
Head of the Diagnostics Division

Performance

Roche

Diagnostics

Global leadership reinforced

Diagnostics market +7 % in local currencies to 22 billion USD in 2001



Roche
Diagnostics



Market share* 2001 vs 1999
Abbott
J & J
Bayer
Beckman C.
Dade Behring
18 %
13 %
10 %
8 %
7 %
5 %
0 %
5 %
10 %
15 %
20%
Sales growth* 2001 in LC**
14 %
0 %
5 %
10 %
20 %

* Basis: Q4 2001 Est. and actual 1999/excludes Applied Sciences
Source: Annual Reports, Boston Biomedical Consultants, Roche Analysis

**Local currencies



Diagnostics sales by business area
Double-digit growth in high margin areas
Roche
Diagnostics
In millions of CHF
10 % in CHF
6,252
6,900
2000
2001
Lab Network
8 %
4 %
2,437 2,528
17 %
750 877
12 %
528 591
15 %
2,026 2,333
12 %
511 571
Diagnostics
Centralized Diagnostics
Molecular Diagnostics
Near Patient Testing
Diabetes Care
Applied Science

Diagnostics sales 2001

Double-digit growth in all regions

Roche

Diagnostics

CHF 6,900 m

Europe* *41 %*
Japan *5 %*
Asie-Pacific *5 %*
Latin America *4 %*
Iberia *4 %*
Others *4 %*
North America *37 %*

Local sales growth



15 %
11 %
11 %
13 %
24 %
29 %
Europe*
North America
Iberia
Latin America
Asia-Pacific
Japan

* Europe, Middle East and Africa (excl. Iberia)

Diagnostics key figures (adjusted)

Continued profitability improvement


Roche
Diagnostics
In millions of CHF
+10 % in CHF
5,282
6,252
6,900
1999
2000
2001
Sales
+12 %
1,380
1,639
1,833
26.1
26.2
26.6
EBITDA
as %
of sales
+21 %
633
822
993
12.0
13.1
14.4
Operating profit

Roche Diagnostics

Licensing dispute with Igen

Court judgement will be appealed

- ECL*-based sales represent
  <10 % of Diagnostics sales



Centralized Diagnostics
-- Other
Centralized Diagnostics
-- ECL-based

- *January 2002*: Jury awards Igen
  - USD 105.4 million compensatory damages, and
  - USD 400.0 million punitive damages
  - right to terminate the licence

- Roche will file appeal to court decision

- *February 2002*: Judge decision
  - Igen restricted from licensing Roche ECL improvements to other companies for use in fields originally licensed to Roche

* ECL= electrochemiluminescence

Product portfolio expanded in 2001

7 new instrument platforms launched on schedule

Roche

Diagnostics

Hitachi MODULAR E170	Centralized Diagnostics
Cobas Ampliprep	Molecular Diagnostics
Accu-Chek Inform	Diabetes Care
Accu-Chek Compact	Diabetes Care
Accu-Chek Active	Diabetes Care
RTS ProteoMaster system	Applied Science
OMNI C	Near Patient Testing
OMNI S	Near Patient Testing

Roche

Diagnostics

Innovation

New products planned for 2002

Adding additional platforms

Roche Diagnostics

TaqMan	Molecular Diagnostics
Mini TaqMan	Molecular Diagnostics
OMNI S	Near Patient Testing
NT-proBNP	Centralized Diagnostics



The future of glucose monitoring

Ease of use has highest priority

Roche

Diagnostics

- New level of comfort with Accu-Chek Compact:

- Convenient for people on the move
- Excellent precision: lab standard
- Market introduction: 2001, very high market acceptance



Total Accu-Chek Compact sales
mCHF
1600
1400
1200
1000
800
600
400
200
0
2001
2002
2005



Roche Diagnostics

Search for new markers

Diagnostics first area to benefit from genetics/genomics

- Complex diseases
  - predisposition
  - stratification
- Pharmacogenetics
  - improved response
  - avoiding adverse drug reactions
- Launch first product: P 450 array, Q1/2003 (Affymetrix collaboration)


CYP450


Roche

Diagnostics

Successful business year 2001
Double-digit growth expected for 2002

- Continued double-digit sales and profit growth
- In-vitro diagnostics market leadership increased in all segments
- Introduced 7 new instrument platforms – global rollout to drive sales momentum
- Strategic direction pursued through several new alliances/acquisitions
- Outlook for 2002
  - continued double-digit sales growth
  - strong sales growth in high-margin Business Areas to drive operating profit margin improvement


Roche

Roche Holding Ltd

27 February 2002 - Annual Media Conference:
Vitamins and Fine Chemicals Presentation

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Annual Media Conference

27 February 2002

Markus Altwegg
Head of the Vitamins and
Fine Chemicals Division

Roche

Vitamins

Sales 2001 vs 2000 (adjusted)

Growth in line with market

In millions of CHF



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,605
-2 %
3,540
110
+1 %
1,791
0 %
1,795
763
-6 %
720
941
+9 %
1,025
2000
2001

Excl. MFA*
+3 % local currency growth
+1 % CHF growth

MFA*, sold in May 2000

Vitamins

Carotenoids

Fine chemicals

* MFA = medicinal feed additives



Sales* 2001 by quarters
Economic downturn affected Q4
Roche
Vitamins
Total sales (in millions of CHF)
+4 %
+4 %
+4 %
+5 %
+4 %
+3 %
-1 %
-6 %
(Local)
(CHF)
1000
800
600
400
200
0
888
931
882
839
Q1
Q2
Q3
Q4
2000
2001
* excluding MFA sales in 2000

EBITDA and operating profit in 2001*

Weak global economy and pricing pressures negatively impact results

Roche

Vitamins

	CHF m	CHF m
EBITDA	**719**	**577** - 20 %


Depreciation & amortisation
Operating profit
225
494
231
+3 %
346
-30 %
2000*
2001*

- Gain from sale of MFA included in 2000
- Lower prices for key products in 2001
- Higher energy & raw material prices in 2001
- Currency crisis in Argentina & Turkey

	2000	2001
EBITDA as % of sales	19.9 %	16.3 %
Operating profit as % of sales	13.7 %	9.8 %

* on an adjusted basis

The Vitamins Division and Roche


Roche

Vitamins

Total focus on success factors

in manufacturing through leading technologies:
>70 % of total costs are production costs

with optimised processes and economies of scale

- Grow key products through (new applications and formulations)

is a key competitive tool

- Global organisation with

We are evaluating strategic alternatives

Additional growth through new products

Building on the success of 2001

Roche

Vitamins

Sales of new products:
3.4 % of total sales in 2001


Sales (in millions of CHF)


140
120
100
80
60
40
20
0
+125 %
54
122
2000
2001


Nutraceuticals
Lutein
Lycopene
Natural
vitamin E
Zeaxanthin
Eubiotics &
feed enzymes
Cosmeceuticals
PARSOL SLX
STAY-C 50

Expand the core and create a new generation of active ingredients

Meet profitability goals

Accelerate cost reduction programs


Roche

Vitamins

- Reduction of operating costs
- Cost reduction in procurement of raw material and energy
- Product range streamlining
- Take full advantage of new low-cost plants: vitamin B_2, B_6, biotin, citric acid
- Initiative 50/10 for cost leadership: Reduction of production cost for key products over 10 years by developing and implementing new technical processes

Outlook 2002

Roche

Vitamins

- Double-digit growth expected in profitable segments: feed enzymes, pet food, and new product formulations
- Growth of core products still affected by unfavourable macroeconomics
- Rigorous focus on costs to improve profit margins
- Benefits of new low-cost production plants expected to come through
- Single-digit sales growth and stabilised margins


Roche